BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH

PERIOD ENDED SEPTEMBER 30, 2021

Banco BBVA Argentina S.A.

Condensed interim financial statements for the nine-month period ended September 30, 2021, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Independent auditors’ limited review report on consolidated condensed interim financial statements

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Independent auditors’ limited review report on separate condensed interim financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	09.30.21	12.31.20

ASSETS

Cash and deposits in banks	7	197,263,229	208,324,763

Cash		49,135,789	85,232,883
Financial institutions and correspondents		148,127,440	123,091,880
Argentine Central Bank (BCRA)		144,991,170	118,036,445
Other in the country and abroad		3,136,270	5,055,435

Debt securities at fair value through profit or loss	8	6,549,747	1,291,185

Derivatives	9	3,245,182	5,310,883

Repo transactions	10	108,759,644	67,366,726

Other financial assets	11	19,574,090	13,756,981

Loans and other financing	12	327,318,122	382,823,323

Non-financial government sector		686	699
Argentine Central Bank (BCRA)		-	8,224
Other financial institutions		3,440,019	2,403,884
Non-financial private sector and residents abroad		323,877,417	380,410,516

Other debt securities	13	173,305,627	165,176,550

Financial assets pledged as collateral	14	16,011,464	24,533,071

Current income tax assets	15 a)	2,077,538	667

Investments in equity instruments	16	2,145,280	3,495,236

Investments in associates	17	1,953,723	1,975,150

Property and equipment	18	44,566,497	46,248,153

Intangible assets	19	2,858,312	2,128,185

Deferred income tax assets		667,245	7,263,297

Other non-financial assets	20	7,600,856	12,223,199

Non-current assets held for sale	21	309,438	309,438

TOTAL ASSETS		914,205,994	942,226,807

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	09.30.21	12.31.20

LIABILITIES

Deposits	22 and Exhibit H	630,776,028	654,964,538

Non-financial government sector		10,204,732	7,708,558
Financial sector		205,260	1,180,101
Non-financial private sector and residents abroad		620,366,036	646,075,879

Liabilities at fair value through profit or loss	23	47,338	-

Derivatives	9	351,555	258,431

Other financial liabilities	24	54,513,215	53,724,092

Financing received from the BCRA and other financial institutions	25	10,864,526	13,183,603

Corporate bonds issued	26	455,210	1,600,739

Current income tax liabilities	15 b)	195,198	5,097,558

Provisions	27 and Exhibit J	5,274,214	15,715,478

Deferred income tax liabilities		4,926,073	53,878

Other non-financial liabilities	28	58,399,244	55,528,008

TOTAL LIABILITIES		765,802,601	800,126,325

EQUITY

Share capital	30	612,710	612,710
Non-capitalized contributions		36,138,659	36,138,659
Capital adjustments		25,756,054	25,756,054
Reserves		69,774,895	118,238,366
Unappropiated retained earnings		(1,372,555)	(56,804,557)
Accumulated other Comprehensive Income/(Loss)		(310,411)	107,417
Income/ (Loss) for the period/year		14,917,225	15,123,440
Equity attributable to owners of the Parent		145,516,577	139,172,089
Equity attributable to non-controlling interests		2,886,816	2,928,393

TOTAL EQUITY		148,403,393	142,100,482

TOTAL LIABILITIES AND EQUITY		914,205,994	942,226,807

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Notes and Exhibits	Accumulated as of 09.30.21	Accumulated as of 09.30.20	Quarter from 07.01.21 to 09.30.21	Quarter from 07.01.20 to 09.30.20

Interest income	31	144,268,824	119,059,942	52,039,988	39,816,880
Interest expense	32	(62,370,613)	(39,173,905)	(22,831,364)	(14,427,966)

Net interest income		81,898,211	79,886,037	29,208,624	25,388,914

Commission income	33	30,065,383	28,920,348	10,333,595	9,558,676
Commission expenses	34	(13,877,883)	(15,992,095)	(4,146,858)	(4,977,445)

Net commission income		16,187,500	12,928,253	6,186,737	4,581,231

Net income from financial instruments at fair value through profit or loss	35	4,164,870	5,152,685	855,600	1,350,714
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(95,076)	(2,963,417)	(37,203)	(1,357,639)
Foreign exchange and gold gains/(losses)	37	3,547,763	7,059,642	1,170,769	2,466,507
Other operating income	38	5,438,375	5,958,312	1,583,162	2,287,052
Impairment of financial assets		(7,098,384)	(8,564,805)	(2,454,823)	(1,413,949)

Net operating income		104,043,259	99,456,707	36,512,866	33,302,830

Personnel benefits	39	(21,411,217)	(21,175,433)	(7,380,572)	(6,987,649)
Administrative expenses	40	(21,689,665)	(19,146,034)	(8,801,098)	(6,647,574)
Depreciation and amortization	41	(3,790,285)	(4,083,651)	(1,194,894)	(1,277,130)
Other operating expenses	42	(17,578,300)	(14,155,676)	(5,863,508)	(4,126,671)

Operating income		39,573,792	40,895,913	13,272,794	14,263,806

Income (loss) from associates and joint ventures		66,212	341,133	(88,586)	(16,761)
Gain (loss) on net monetary position		(26,984,894)	(17,617,723)	(8,285,165)	(7,038,628)
Income before income tax		12,655,110	23,619,323	4,899,043	7,208,417

Income tax	15 c)	2,220,538	(8,903,335)	(1,511,803)	(1,781,884)

Net income for the period		14,875,648	14,715,988	3,387,240	5,426,533

Net income for the period attributable to:
Owners of the Parent		14,917,225	14,590,464	3,379,699	5,428,180
Non-controlling interests		(41,577)	125,524	7,541	(1,647)

Notes and exhibits are an integral part of these consolidated financial statements.

EARNINGS PER SHARE
AS OF SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	09.30.21	09.30.20

Numerator:

Net income attributable to owners of the Parent	14,917,225	14,590,464
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	14,917,225	14,590,464

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,708,973
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,708,973

Basic earnings per share (stated in pesos)	24.3463	23.8130
Diluted earnings per share (stated in pesos) (1)	24.3463	23.8130

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilutive effects on earnings per share, basic earnings and diluted earnings per share are the same.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	Accumulated as of 09.30.21	Accumulated as of 09.30.20	Quarter from 07.01.21 to 09.30.21	Quarter from 07.01.20 to 09.30.20

Net income for the period	14,875,648	14,715,988	3,387,240	5,426,533

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/ (Loss) on the Share in OCI from associates and joint ventures at equity method	3,184	(42,936)	10,293	19,126
	3,184	(42,936)	10,293	19,126

Income or loss on financial instruments at fair value through OCI
Income (Loss) for the period on financial instruments at fair value through OCI	(807,983)	7,281,540	(379,686)	1,121,156
Reclassification adjustment for the period	81,198	2,963,417	37,204	1,357,640
Income tax	312,630	(2,974,500)	109,613	(876,698)
	(414,155)	7,270,457	(232,869)	1,602,098

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Income/ (Loss) for the period on equity instruments at fair value through OCI	(6,857)	(27,024)	1,485	(528)
Income tax	-	5,271	-	(867)
	(6,857)	(21,753)	1,485	(1,395)

Total Other Comprehensive Income for the period	(417,828)	7,205,768	(221,091)	1,619,829

Total comprehensive income:	14,457,820	21,921,756	3,166,149	7,046,362

Total comprehensive income:
Attributable to owners of the Parent	14,499,397	21,796,232	3,158,608	7,048,009
Attributable to non-controlling interests	(41,577)	125,524	7,541	(1,647)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

	2021														2020
	Share		Non-capitalized		Other Comprehensive			Retained
	Capital		contributions		Income			Earnings
	Outstanding shares		Share premium		Losses on financial instruments at fair value through OCI	Other						Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total	Total
										Unappropriated retained earnings
				Adjustments to equity
Transactions								Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710		36,138,659	25,756,054	184,092	(76,675)		30,854,057	87,384,309	(40,308,562)		140,544,644	2,928,393	143,473,037	145,229,981

Adjusted income from previous years (see Note 2.b)	-		-	-	-	-		-	-	(1,372,555)		(1,372,555)	-	(1,372,555)	-

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	-		-	-	-	-		-	-	-		-	-	-	(3,791,451)

Adjusted balance at the beginning of the year	612,710		36,138,659	25,756,054	184,092	(76,675)		30,854,057	87,384,309	(41,681,117)		139,172,089	2,928,393	142,100,482	141,438,530

Total comprehensive income for the period
- Net income for the period	-		-	-	-	-		-	-	14,917,225		14,917,225	(41,577)	14,875,648	14,715,988
- Other Comprehensive Income for the period	-		-	-	(414,155)	(3,673)		-	-	-		(417,828)	-	(417,828)	7,205,768

Difference derived from the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. Group "C" financial institutions	-		-	-	-	-		-	-	-		-	-	-	4,147

- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated April 20, 2021 and May 15, 2020 (Note 30)

Cash dividends (1)	-		-	-	-	-		-	(8,154,909)	-		(8,154,909)	-	(8,154,909)	(4,195,635)

Absorption of accumulated losses	-		-	-	-	-		-	(40,308,562)	40,308,562		-	-	-	-

Balances at fiscal period end	612,710	#	36,138,659	25,756,054	(230,063)	(80,348)	#	30,854,057	38,920,838	13,544,670	#	145,516,577	2,886,816	148,403,393	159,168,798

(1) It represents $ 13.31 per share

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	09.30.21	09.30.20

Cash flows from operating activities

Income before income tax	12,655,110	23,619,323

Adjustment for total monetary income for the period	26,984,894	17,617,723

Adjustments to obtain cash flows from operating activities:	26,532,839	(6,878,106)
Depreciation and amortization	3,790,285	4,083,651
Impariment of financial assets	7,098,384	8,564,805
Effect of foreign exchange changes on cash and cash equivalents	13,952,254	(12,052,636)
Other adjustments	1,691,916	(7,473,926)

Net increases from operating assets:	(198,281,597)	(247,593,967)
Debt securities at fair value through profit or loss	(7,313,478)	(12,598,625)
Derivatives	931,120	3,529,028
Repo transactions	(67,021,424)	(28,967,518)
Loans and other financing	(58,787,709)	(100,663,746)
Non-financial government sector	(93)	230
Other financial institutions	(1,848,958)	(3,608,688)
Non-financial private sector and residents abroad	(56,938,658)	(97,055,288)
Other debt securities	(59,571,033)	(77,162,655)
Financial assets pledged as collateral	2,177,115	(13,455,393)
Investments in equity instruments	707,316	479,616
Other assets	(9,403,504)	(18,754,674)

Net increases from operating liabilities:	210,467,081	188,925,697
Deposits	173,735,474	176,904,033
Non-financial government sector	5,073,447	3,561,192
Financial sector	(817,801)	1,476,133
Non-financial private sector and residents abroad	169,479,828	171,866,708
Liabilities at fair value through profit or loss	103,358	(1,082,934)
Derivatives	211,012	(5,675,281)
Other liabilities	36,417,237	18,779,879

Income tax paid	(3,058,206)	(19,127,219)

Total cash flows generated by/(used in) operating activities	75,300,121	(43,436,549)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3)

Accounts	09.30.21	09.30.20

Cash flows from investing activities

Payments:	(3,158,362)	(2,470,694)
Purchase of property and equipment, intangible assets and other assets	(2,986,355)	(2,401,800)
Other payments related to investing activities	(172,007)	(68,894)

Collections:	791,154	870,304
Other collections related to investing activities	791,154	870,304

Total cash flows used in investing activities	(2,367,208)	(1,600,390)

Cash flows from financing activities

Payments:	(5,040,025)	(12,635,001)
Non-subordinated corporate bonds	(1,084,379)	(9,958,856)
BCRA	(4,695)	(1,907)
Financing from local financial institutions	(2,971,570)	(1,610,161)
Leases	(979,381)	(1,064,077)

Collections:	-	3,100,346
Non-subordinated corporate bonds	-	3,100,346

Total cash flows used in financing activities	(5,040,025)	(9,534,655)

Effect of exchange rate changes on cash and cash equivalents	(13,952,254)	12,052,636
Gain (loss) on net monetary position of cash and cash equivalents	(65,002,168)	(45,777,006)

Total changes in cash flows	(11,061,534)	(88,295,964)
Restated cash and cash equivalents at the beginning of the year (Note 7)	208,324,763	291,354,731
Cash and cash equivalents at fiscal period-end (Note 7)	197,263,229	203,058,767

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021
(Stated in thousands of pesos in constant currency– Note 3)

1.	General information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2021.

These consolidated condensed interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 until fiscal years beginning on or after January 1, 2022, as stated in Note 2 to these consolidated condensed interim financial statements.

The Entity's subsidiaries are listed below:

– BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: a corporation incorporated under the laws of Argentina as an agent for the management of mutual funds.

– Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

– PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

– Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Economic context

The Bank continues to operate in a complex economic context, signaled by the persistence of high inflation, although economic activity levels have been recovering since the second half of 2020, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of the sovereign debt last year, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Against this backdrop, by means of Decree No. 1042/2020, the Executive Branch extended the effectiveness of the Public Emergency, Social Solidarity and Productive Revival Law (the “Public Emergency Law”) for one additional year, until December 31, 2021, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency.

On the fiscal front, in December 2020, the Argentine Government and the provinces (excluding the City of Buenos Aires) agreed upon a new Fiscal Consensus empowering provincial jurisdictions to set turnover tax rates, without applying the caps established in the 2017 Fiscal Consensus. Concerning income tax, Law No. 27630 was enacted and published in the Official Gazette on June 16, 2021. Such law provides for an increase in the income tax rate for large corporations, including the Bank, from 30% to 35%, effective as from fiscal years beginning on or after January 1, 2021.

As regards foreign exchange matters, on December 30, 2019, the BCRA published Communication “A” 6856 establishing the effectiveness of the provisions made known through Communication “A” 6770, as amended, whereby, among other measures, it provided that the BCRA's previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) more than three business days before their due date. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

Furthermore, the Argentine Government is in the process of negotiating its foreign debt with its main creditors, including the International Monetary Fund and the Paris Club.

1.3.	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., health, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until April 9, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had a significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

On March 11, 2021, the Executive Branch passed Decree No. 167/2021 extending until December 31, 2021 the term of the health emergency declared by means of Law No. 27541 and subsequently extended by Decree No. 260/2020, as amended. Then, the Executive Branch imposed overall prevention measures by means of Decree No. 235/2021, which came into force on April 10, 2021 and was extended several times by subsequent decrees until August 6, 2021, taking into consideration the epidemiological and health risk indicators prevailing in each geographic area. On August 7, 2021, Decree No. 494/2021 was published, establishing the criteria to define epidemiological and health alert scenarios. Such criteria will remain in effect until October 1, 2021 inclusive. On October 1, 2021, Decree No. 678/2021 was published, which establishes new general prevention measures, making those already in force more flexible, and regulates the performance of activities of greater epidemiological and sanitary risk, effective until December 31, 2021.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)	eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system's debtors classification and allowance assessment, according to the BCRA's rules and regulations. Communication “A” 7245 dated March 25, 2021 establishes the schedule by which days in arrears for debtors classification will increase. Since June 1, 2021, debtors will have to be classified according to preexisting arrears criteria;
b)	maximum limit on positions held by entities in Bills issued by the BCRA (LELIQs);
c)	obligation for financial institutions to grant credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages. Since November 6, 2020, the extension of such credit lines is voluntary;
d)	obligation for financial institutions to automatically extend the payment term of credit card outstanding balances until September 30, 2020, offering payment plans of up to 9 installments, at an annual interest rate of up to 40% and with a three-month grace period;
e)	for mortgage and pledge loans adjustable by UVA (that is, according to the changes in the CPI), by means of Decrees No. 319/2020 and 767/2020, the Argentine government suspended hikes in outstanding installments until January 2021. In addition, an 18-month convergence period will commence in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension will be payable in new installments not to exceed the amount of the originally agreed-upon ones upon expiration of the original contractual term;

f)	suspended hikes in fees and commissions (related to savings accounts, credit cards, checking accounts and safety boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after users have been informed;
g)	ceiling rates on credit card revolving financing facilities and floor rates on time deposits;
h)	obligation for financial institutions to grant credit facilities to customers and non-customers at a regulatory interest rate of 24% for the purchase of Argentine-sourced capital goods, health-care providers and companies which had no access to bank loans. Since November 6, 2020, the extension of such credit lines is voluntary;
i)	obligation for financial institutions to grant credit to businesses under the Employment and Production Emergency Assistance Program (the “Program”) at a regulatory interest rate of 15%;
j)	under such Program, financial institutions will be required to grant zero-interest rate credit facilities in pesos (15% of such rate to be subsidized by the Federal Productive Development Fund or FONDEP, for its Spanish acronym) for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities, and applying for them until December 31, 2020; and
k)	from October 16, 2020 to March 31, 2022, large financial institutions, including the Bank, are required to maintain outstanding balances under the “Financing line for productive investments of MSMEs” to finance investment projects, working capital and discount of financial instruments equivalent, at least, to 7.5% of non-financial private sector deposits;
l)	for employer customers eligible for the Productive Recovery Program II (REPRO II), financial institutions will be required to defer unpaid installments with maturity as from May 14, 2021 to the month following the end of the credit life. In addition, compensatory interest shall only accrue at the contractually agreed-upon rate: and
m)	New "2021 zero rate loans " (15% Annual Nominal Rate (TNA) recognized by the "FONDEP") for taxpayers under the simplified tax regime, to be granted by financial institutions to customers that apply for it until January 20, 2022.

In addition, the distribution of dividends by financial institutions was suspended until December 31, 2021.

The events described in Notes 1.2. and 1.3. above impact the Entity's operations, while also affecting the calculation of expected credit losses under IFRS 9 and the valuation of debt instruments issued by the public sector (given their new conditions, such as lower rates, longer term and different currency), by decreasing the financial margin and restricting the Entity's ability to charge fees and commissions on certain activities (withdrawal of funds from ATMs, transactions carried out at the branch by MSMEs).

As of September 30, 2021, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficits in these ratios being expected for the following twelve months.

The Entity's Management monitors the development of these events on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of September 30, 2021 and for the nine-month period ended on that date were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector, which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of September 30, 2021 and December 31, 2020 would have been reduced by 5,632,064 and 6,064,712, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938 —which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of September 30, 2021 and December 31, 2020 (see Note 16 to these consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the issuance of the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,960,802 (decrease) and “Unappropriated retained earnings” by 1,372,555 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 7,460,205 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018.

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2020. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2020 are included.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on November 24, 2021.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated. All the periods and the fiscal year reflected in these financial statements are exposed in constant currency as of September 30, 2021.

Measuring Unit

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years' cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, as from July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”), and
•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities, which are not stated in the measuring unit current at the end of the reporting period, should be restated by applying the price index. The restated value of a non-monetary item is reduced when it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first year of application under Unappropriated retained earnings. All items of the Consolidated Statements of Income and Other Comprehensive Income are restated into the measuring unit current at the reporting period end. The gain or loss on net monetary position is recognized in the Consolidated Statement of Income under “Gain (loss) on net monetary position,” except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the Consolidated Statement of Income.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the Statement of Financial Position as of December 31, 2020 was restated into the measuring unit current as of September 30, 2021;

b)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows as of September 30, 2020 were restated into the measuring unit current as of September 30, 2021, calculating and separately disclosing the gain or loss on net monetary position;
c)	The Entity recalculated the balance of Accumulated other comprehensive income as of December 31, 2020 and Other comprehensive income for the period as of September 30, 2020, availing of the option set forth in Communication "A" 7222 issued by the BCRA, which allowed for the early adoption of Communication "A" 7211, repealing the provisions of Communication "A" 6849 concerning the recognition of monetary losses associated with positions carried at fair value through OCI;
d)	the Statement of Financial Position as of September 30, 2021 was restated;
e)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash flows for the period ended September 30, 2021 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the Statement of Financial Position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets and liabilities were restated by applying the price index from their date of recognition. The restated amounts were written down to their recoverable values, applying the relevant IFRS, where appropriate.
b)	Monetary assets and liabilities were not restated.
c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the related contract.
d)	The measurement of investments accounted for under the equity method was based on associates' and joint businesses' information prepared in accordance with IAS 29.
e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

In applying IAS 29 to the Statements of Income, Other Comprehensive Income and Cash Flows, the Bank has relied on the following methodology and criteria:

a)	All items of the Statements of Income, Other Comprehensive Income and Cash Flows were restated into the measuring unit current as of September 30, 2021.
b)	The gain or loss on net monetary position is recognized in the Statement of Income (with the exceptions mentioned above regarding investments in equity instruments measured at fair value).
c)	The gain or loss on cash and cash equivalents is disclosed in the Statement of Cash Flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning of the year and at period-end.

4.	Accounting estimates and judgments

Significant judgments made by Management in the application of accounting policies as well as the assumptions and estimates on uncertainties as of September 30, 2021 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2020, except as mentioned in Note 43 b.3) – “Valuation techniques for Levels 2 and 3” in respect of the valuation of Corporate Bonds.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value hierarchy levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2020.

5.	Significant accounting policies and guidelines issued by the BCRA

In preparing these consolidated condensed interim financial statements, the Entity applied the same policies and guidelines established by the BCRA as those relied on in preparing its financial statements as of December 31, 2020, except as mentioned in Note 15.c) “Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018”.

5.1 Comparative information

The Consolidated Condensed Statement of Financial Position as of September 30, 2021 is comparatively presented with the prior year, while the Consolidated Condensed Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows, and their related notes for the nine-month period ended September 30, 2021, are comparatively presented with the balances of the same period of the previous year.

Comparative information was restated at year-end currency as described in Note 3.

Certain reclassifications were also made:

- reclassifications as of September 30, 2020 in compliance with the provisions of Communication "A" 7211, in order to disclose the figures on a consistent basis; and

- changes derived from adjustments to prior years’ profits or losses, as described in Note 2.b).

The modification of the comparative information does not imply changes in the decisions taken based thereon.

5.2 Change in business model

Since January 1, 2021, there was a change in the Entity's business model associated with the valuation of holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the BCRA, are allowed to be used to meet minimum cash or reserve requirements.

Previously, these securities were considered under the HTC&S (Held to Collect and Sell) business model and measured at fair value through OCI, in line with Management’s plan to hold these financial instruments to meet minimum cash or reserve requirements, and also to sell them, considering that the BCRA’s requirement would be temporary in light of the prevailing economic conditions.

In 2020, the BCRA extended the obligation to hold these instruments to meet minimum cash or reserve requirements, leading the Bank’s Management to reconsider the business model for these financial assets.

As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the HTC (Held to Collect) business model and measured at amortized cost.

As of September 30, 2021, the Entity reclassified 19,513,734 to amortized cost.

In addition, for information purposes only, the fair value and the decrease through total comprehensive income as of September 30, 2021 would have amounted to 19,333,221 and 180,513, respectively, if these financial assets had not been reclassified.

6.	Changes to accounting policies and new IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2022. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated condensed interim financial statements.

New standard or amendment	Effective as from
Onerous Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Definition of accounting estimates (Amendment to IAS 8)	January 1, 2023
Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
Deferred tax related to assets and liabilities arising from a single transaction (Amendment to IAS 12)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Optional

The Group considers these new standards or amendments will not have a material impact on its consolidated condensed interim financial statements.

7.	Cash and deposits in banks

The breakdown of this item in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows are as follows:

	09.30.21	12.31.20

BCRA - Current account	144,991,170	118,036,445
Cash	49,135,789	85,232,883
Balances with local and foreign financial institutions	3,136,270	5,055,435
TOTAL	197,263,229	208,324,763

8.	Debt securities at fair value through profit or loss

	09.30.21	12.31.20

BCRA Bills	4,381,521	-
Government securities	2,165,322	1,253,607
Private securities - Corporate bonds	2,904	37,578
TOTAL	6,549,747	1,291,185

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivatives”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income/(loss) from financial instruments at fair value through profit or loss”.

As of September 30, 2021, the Bank has accounted for premiums on put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. – Note 16) as of December 30, 2021. Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43). It should be noted that on October 1, 2021, the Bank gave notice to the buyer of the exercise of the put option (Note 58).

Breakdown is as follows:

Assets

	09.30.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	2,053,732	3,692,041
Premiums on put options taken - Prisma Medios de Pago S.A.	1,182,000	1,618,842
Debit balances linked to interest rate swaps	9,450	-
TOTAL	3,245,182	5,310,883

Liabilities

	09.30.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	351,555	258,431
TOTAL	351,555	258,431

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.21	12.31.20

Foreign currency forwards

Foreign currency forwards purchases - U$S	1,106,263	1,011,403
Foreign currency forwards sales - U$S	1,097,623	978,794
Foreign currency forwards sales - Euros	7,261	6,834

Interest rate swaps

Fixed rate for floating rate (1)	540,000	-

(1) Floating rate: Badlar Rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase agreements

	09.30.21	12.31.20
Amounts receivable for reverse repurchase transactions of BCRA Liquidity bills with the BCRA	108,759,644	67,366,726

TOTAL	108,759,644	67,366,726

11.	Other financial assets

The breakdown of other financial assets is as follows:

	09.30.21	12.31.20
Measured at amortized cost

Financial debtors from spot transactions pending settlement	8,068,874	1,526,253
Other receivables	5,917,007	6,667,880
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	3,144,632	3,577,437
Non-financial debtors from spot transactions pending settlement	1,266,938	142,777
Other	96,827	188,758
	18,494,278	12,103,105

Measured at amortized cost through profit or loss

Mutual funds	1,373,816	2,015,840
	1,373,816	2,015,840

Allowance for loan losses (Exhibit R)	(294,004)	(361,964)

TOTAL	19,574,090	13,756,981

12.	Loans and other financing

The Group keeps loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.21	12.31.20

Credit Cards	138,341,993	156,864,926
Consumer loans	35,681,717	38,513,431
Discounted instruments	23,011,178	26,182,472
Mortgage loans	21,636,434	22,934,622
Overdrafts	21,187,330	23,845,983
Unsecured instruments	17,862,584	20,135,693
Loans for the prefinancing and financing of exports	16,099,588	21,885,672
Pledge loans	15,069,938	15,629,921
Other financial institutions	3,636,793	3,201,732
Receivables from finance leases	2,844,704	2,557,604
Loans to personnel	2,728,356	2,919,885
Intruments purchased	987,926	1,355,477
Non-financial government sector	686	699
BCRA	-	8,224
Other financing	44,436,441	64,764,608
	343,525,668	400,800,949

Allowance for loan losses (Exhibit R)	(16,207,546)	(17,977,626)
TOTAL	327,318,122	382,823,323

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment of the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

	09.30.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,391,870	792,071	1,509,303	1,020,136
From 1 to 2 years	1,220,750	770,189	941,329	632,046
From 2 to 3 years	951,803	672,937	574,715	410,272
From 3 to 4 years	613,864	457,527	375,984	282,800
From 4 to 5 years	154,615	151,980	259,976	212,350

TOTAL	4,332,902	2,844,704	3,661,307	2,557,604

Principal		2,763,457		2,479,397
Interest accrued		81,247		78,207
TOTAL		2,844,704		2,557,604

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	09.30.21	12.31.20

Total Exhibits B and C	350,627,321	411,067,541
Plus:
BCRA	-	8,224
Loans to personnel	2,728,356	2,919,885
Accrued interest and other items receivable from financial assets with credit value impairment	-	192,116
Less:
Allowance for loan losses (Exhibit R)	(16,207,546)	(17,977,626)
Adjustments for effective interest rate	(3,249,319)	(3,665,439)
Corporate bonds	(616,074)	(396,296)
Loan commitments	(5,964,616)	(9,325,082)

Total loans and other financing	327,318,122	382,823,323

Note 47.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2021 and December 31, 2020, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.21	12.31.20

Guarantees granted	2,935,808	1,026,012
Documentary credits	2,236,914	7,087,703
Unused overdrafts and receivables agreed not used	768,779	1,124,511
Liabilities related to foreign trade transactions	23,115	86,856
	5,964,616	9,325,082

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1 to the consolidated financial statements as of December 31, 2020).

Financing line for productive investments – 2020, 2021 and 2021/2022 Quotas

As mentioned in Note 1.3, the BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021 and 2021/2022 Quotas, pursuant to the following conditions:

	2020 Quota	2021 Quota	2021/2022 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2020	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2021	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2021
Calculation of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021	Between 10.01.2021 and 03.31.2022
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.
Maximum interest rate	Capped at an annual nominal fixed rate of 30% for investment projects, and at an annual nominal fixed rate of 35% for other purposes.

As of September 30, 2021, the total amount disbursed by the Entity under the 2021 Quota is 41,734,860 and the simple average of daily balances of credit facilities in force between April 1, 2021 and September 30, 2021 amounts to 30,093,764, with the quota of 24,446,302 required by the BCRA having been met as set forth in Communication “B” 12164.

As per Communication “B” 12238, the total amount to be disbursed by the Entity in respect of the 2021/2022 Quota amounts to 32,447,048.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	09.30.21	12.31.20

Government securities	19,513,734	-
Corporate bonds under credit recovery transactions	29	114
	19,513,763	114

Allowance for loan losses - Private securities (Exhibit R)	(29)	(114)

TOTAL	19,513,734	-

13.2	Financial assets measured at fair value through OCI

	09.30.21	12.31.20

BCRA Liquidity Bills	115,439,146	123,111,636
Government securities	37,788,252	41,707,577
Private securities - Corporate bonds	579,785	357,460
	153,807,183	165,176,673

Allowance for loan losses - Private securities (Exhibit R) (1)	(15,290)	(123)

TOTAL	153,791,893	165,176,550

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of September 30, 2021 and December 31, 2020 is included below:

		09.30.21	12.31.20

BCRA - Special guarantee accounts (Note 51.1)	(1)	4,682,651	6,236,772
Guarantee trust - USD	(4)	4,120,157	4,809,037
Deposits as collateral	(3)	3,723,221	3,982,430
Guarantee trust - Government securities at fair value through OCI	(2)	3,485,435	9,504,832
TOTAL		16,011,464	24,533,071

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

15.	Income Tax:

a)	Current income tax assets
	09.30.21	12.31.20

Income tax credit	1,937,611	-
Advances	139,927	667
	2,077,538	667

b)	Current income tax liabilities
	09.30.21	12.31.20

Income tax provision	282,025	14,242,127
Advances	(63,385)	(9,123,304)
Collections and withholdings	(23,442)	(21,265)
	195,198	5,097,558

c)	Income tax

Breakdown of income tax benefit / (expense):

	09.30.21	09.30.20

Current tax	6,777,231	(11,991,982)
Deferred tax	(4,556,693)	3,088,647
	2,220,538	(8,903,335)

The income tax benefit for the period ended September 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note.

The Bank’s effective tax rate for the period ended September 30, 2020 was 38%.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

Income tax rate

Law No. 27430, as subsequently amended by the Social Solidarity and Productive Revival Law enacted within the framework of the prevailing Public Emergency (the “Public Emergency Law”), established the following income tax rates:

  30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022; and
  dividends distributed to individuals and foreign beneficiaries as from such fiscal years will be taxed at a 7% and 13% rate, respectively.

Then, Law No. 27630 enacted on June 16, 2021 repealed the aforementioned general decrease in rates and introduced a tax rate brackets system, which will be effective for fiscal years beginning on or after January 1, 2021, as follows:

Accumulated net taxable income		Amount payable	Rate (%)	Over the excess of ($)
From	To
$ 0	$ 5,000,000	$ 0	25%	$ 0
$ 5,000,001	$ 50,000,000	$ 1,250,000	30%	$ 5,000,000
$ 50,000,001	Uncapped	$ 14,750,000	35%	$ 50,000,000

The amounts included in these tax brackets will be adjusted annually as from January 1, 2022, based on the changes in the general consumer price index (CPI) measured as of October each year.

Furthermore, dividends on profits derived in fiscal years beginning on or after January 1, 2018 will be taxed at a single rate of 7%.

As a consequence of such changes, the current tax liability as of September 30, 2021 was measured by applying progressive rates on taxable income assessed as of such date, while deferred tax balances were measured using the progressive rate expected to be in force at the time of reversal of the temporary differences.

Inflation adjustment for tax purposes

Law No. 27430, as amended by the Public Emergency Law, established the mandatory adoption of the inflation adjustment following the procedure set forth in the Income Tax Law, as from the fiscal year in which the applicable statutory criteria are met, that is, the fiscal year ended December 31, 2019.

Based on the transition method established by applicable tax laws, the effect of the inflation adjustment for tax purposes (either gain or loss) is included in the taxable income in six annual installments as from the year of calculation. Since the fiscal year beginning January 1, 2021, the effect of the inflation adjustment for tax purposes will be included in the taxable income for the same fiscal year.

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure in nominal values is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authorities (AFIP) filed an extraordinary appeal against the judgment, but then withdrew it through a petition filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

Accordingly, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (1,437,806 in values restated as of September 30, 2021). Therefore, as of March 31, 2021, the provision recognized by the Bank amounted to 4,261,279 in nominal values (4,656,853 in values restated as of September 30, 2021).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appeallate Court, the AFIP filed the basis for the appeal but on September 3, 2021 filed a petition withdrawing the appeal filed. Although the Appeallate Court did not accept the withdrawal because the documentation submitted does not prove the necessary legal standing, since no basis for the appeal were finally filed, we understand that the appeal will be dismissed.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (4,656,853 in values restated as of September 30, 2021), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

As of September 30, 2021, the Entity reversed the “Provision for other contingencies – Income tax reassessment due to inflation adjustment” in the amount of 4,261,279 in nominal values (4,656,853 in values restated as of September 30, 2021).

-   Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of September 30, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000, with the ensuing impact on deferred tax assets by 5,033,000 (decrease) and on the income tax expense (784,000).

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values.

Based on the grounds stated above, on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received at the administrative level.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund made by the Bank for fiscal year 2014. The tax authorities (AFIP) filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The federal tax authorities filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the federal tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The federal tax authorities brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	09.30.21	12.31.20

Prisma Medios de Pago S.A. (1)	1,796,979	3,058,651
Private securities - Shares of other non-controlled companies	311,802	397,553
TOTAL	2,108,781	3,456,204

(1)	This balance is related to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by Management based on a report prepared by independent appraisers as of December 31, 2020, net of the valuation adjustment mandated by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and the collection of dividends. The accounting criteria applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A., were transferred to AI Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The sale conditions included a put option whereby the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the purchaser on December 30, 2021 (see Note 9).

On October 1, 2021, the process to complete the transfer of shares was limitiated, as mentioned in Note 58 – Subsequent Events.

16.2 Investments in equity instruments through other comprehensive income

	09.30.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	35,020	37,274
Other	1,479	1,758
TOTAL	36,499	39,032

17.	Investment in associates

	09.30.21	12.31.20

Rombo Compañía Financiera S.A.	789,318	1,036,728
BBVA Consolidar Seguros S.A.	692,900	609,977
Interbanking S.A.	290,205	226,555
Play Digital S.A.	169,234	101,890
Openpay Argentina S.A.	12,066	-
TOTAL	1,953,723	1,975,150

18.	Property and equipment

	09.30.21	12.31.20

Real estate	32,047,111	31,972,743
Furniture and facilities	6,400,574	6,742,362
Right of use of leased real estate (Note 29)	3,259,957	3,636,438
Machinery and equipment	2,016,480	2,932,033
Constructions in progress	747,336	885,989
Vehicles	95,039	78,588
TOTAL	44,566,497	46,248,153

19.	Intangible assets

	09.30.21	12.31.20

Licenses - Software	2,858,312	2,128,185
TOTAL	2,858,312	2,128,185

20.	Other non-financial assets

	09.30.21	12.31.20

Prepayments	3,195,174	6,060,388
Investment properties	2,552,605	2,588,871
Tax advances	574,290	2,145,863
Advances to supplier of goods	502,063	429,796
Other miscellaneous assets	256,807	378,868
Assets acquired as security for loans	12,449	21,801
Advances to personnel	7,347	517,772
Other	500,121	79,840
TOTAL	7,600,856	12,223,199

Investment properties include real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

21.	Non-current assets held for sale

It includes certain groups of real property assets located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	09.30.21	12.31.20

Property and equipment held for sale	309,438	309,438

TOTAL	309,438	309,438

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.21	12.31.20

Non-financial government sector	10,204,732	7,708,558
Financial sector	205,260	1,180,101
Non-financial private sector and residents abroad	620,366,036	646,075,879
Savings accounts	252,602,583	282,033,599
Time deposits	171,910,078	164,442,649
Checking accounts	138,422,073	154,192,326
Investment accounts	51,428,138	38,217,738
Other	6,003,164	7,189,567
TOTAL	630,776,028	654,964,538

23.	Liabilities at fair value through profit or loss

	09.30.21	12.31.20

Obligations from government securities transactions	47,338	-
TOTAL	47,338	-

24.	Other financial liabilities

	09.30.21	12.31.20

Obligations from financing of purchases	31,781,199	34,331,527
Payables from foreign currency spot purchases pending settlement	8,278,147	198,598
Collections and other transactions on behalf of third parties	4,366,809	5,547,234
Lease liabilities (See Note 29)	2,930,096	4,041,257
Payment orders pending credit	2,746,447	2,600,298
Credit balance for spot purchases pending settlement	510,330	1,152,432
Accrued commissions payable	74,018	56,895
Other	3,826,169	5,795,851
TOTAL	54,513,215	53,724,092

25.	Financing received from the BCRA and other financial institutions

	09.30.21	12.31.20

Local financial institutions	7,803,170	10,828,751
Foreign financial institutions	3,029,709	2,315,837
BCRA	31,647	39,015
TOTAL	10,864,526	13,183,603

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of September 30, 2021 and December 31, 2020 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual nominal rate	Payment of interest	Outstanding securities as of 09.30.2021	Outstanding securities as of 12.31.2020

Classes 5 - 8 - 9 Volkswagen Financial Services	02.27.2019	1,086,556	03-30-2023	UVA + 9.24% (class 5 ) / UVA (class 8 ) / fixed rate (class 9)	Quarterly	299,999	1,541,674

				Total Consolidated Principal		299,999	1,541,674
				Consolidated Interest Accrued		155,211	59,065
				Total consolidated principal and interest accrued		455,210	1,600,739

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit updated on a daily basis as per CER, reflecting the changes in inflation as measured by the consumer price index (CPI).

27.	Provisions

	09.30.21	12.31.20

Provisions for reorganization (Exhibit J)	618,667	2,779,098
Provision for contingent commitments (Exhibits J and R)	1,404,706	1,868,919
Provisions for termination plans (Exhibit J)	183,030	194,406
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	6,848
Other contingencies (Exhibit J)	3,062,811	10,866,207
For reassessment of income tax due to adjustment for inflation (Note 15.c)	-	7,460,205
Provision for commercial lawsuits	2,375,660	2,681,543
Provision for labor lawsuits	272,902	343,633
Provision for tax lawsuits	306,892	250,566
Other	107,357	130,260
TOTAL	5,274,214	15,715,478

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Reassessment of income tax due to the application of the inflation adjustment: As of December 31, 2020, it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the then current regulations.

-	Provisions for reorganization: They are consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: They reflect the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: For some terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary, and criminal penalties: They are related to administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: It reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated condensed interim financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 149 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims amounts to 31,723, out of which a cash disbursement of approximately 2,802 is expected for the next 3 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable, and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	09.30.21	12.31.20

Cash dividends payable (Note 30)	21,500,000	19,858,896
Miscellaneous creditors	11,173,279	12,809,823
Short-term personnel benefits	8,103,677	6,909,271
Advances collected	7,096,249	6,211,750
Other collections and withholdings	6,220,845	7,072,414
Other taxes payable	2,299,156	1,315,556
Social security payment orders pending settlement	610,012	136,053
Long-term personnel benefits	511,882	539,204
For contract liabilities	369,319	548,408
Other	514,825	126,633
TOTAL	58,399,244	55,528,008

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2021:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.21	Increases	Decreases	as of 01.01.21	Decreases	Period (1)	as of period-end	09.30.21

Leased real property	5,595,046	614,615	297,348	1,958,608	9,533	703,281	2,652,356	3,259,957

(1) See Note 41

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.21	12.31.20

Up to 1 year	38,959	55,529	94,488	245,350

From 1 to 5 years	1,424,885	242,887	1,667,772	2,677,257

More than 5 years	1,120,873	46,963	1,167,836	1,118,650

			2,930,096	4,041,257

Interest and exchange rate difference recognized in profit or loss

	09.30.21	09.30.20
Other operating expenses
Interest on lease liabilities (Note 42)	(324,284)	(394,230)

Exchange rate difference
Exchange rate gain / (loss) from finance lease	(1,362,852)	(818,523)

Other Expenses

Leases (Note 40)	(3,087,613)	(1,874,960)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On April 24, 2019, the Shareholders’ Meetings of BBVA Argentina and BBVA Francés Valores S.A., its subsidiary, approved the merger of both entities, effective since October 1, 2019. Prior to the merger, BBVA Argentina owned a 95% interest in the capital stock and votes of BBVA Francés Valores S.A.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of $1 and entitling to one (1) vote each, to be delivered to BBVA Francés Valores S.A.'s minority shareholders.

On August 27, 2021, the final merger agreement, the capital increase and the dissolution without winding up of BBVA Francés Valores S.A. were registered with the Public Registry under No. 13335 and 13336 of book 104 of Stock Companies.

On September 28, 2021, 50,441 common, book-entry shares with a nominal value of one peso ($1) each and entitling to one (1) vote per share of BBVA Argentina, to be delivered to the shareholder BBVA Francés Valores S.A., were recorded in the Registry of Book-Entry Shares kept by Caja de Valores S.A. on account of exchange due to merger.

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the partial release of the optional reserve for future distribution of earnings, in order to appropriate 2,500,000 (4,195,635 in restated amounts) to the payment of cash dividends, subject to the BCRA's previous consent.

On November 20, 2020, a General Extraordinary Shareholders’ Meeting was held. At such meeting, shareholders resolved to proceed with the partial release of the optional reserve for future distribution of earnings in the amount of 12,000,000 (17,093,256 in restated amounts) and a supplementary dividend for the same amount was considered, in order to increase the cash dividend approved by the Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020. All the aforementioned issues are subject to the prior authorization of the BCRA (see Note 48).

On April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 40,308,562 (29,431,352 in nominal values) out of the optional reserve to future distributions of earnings to offset Unappropriated retained losses as of December 31, 2020.

•	Approve the partial release of the optional reserve for future distributions of earnings to allocate 8,154,909 (7,000,000 in nominal values) to the payment of cash dividends, subject to the BCRA’s previous consent.

31.	Interest income

	09.30.21	09.30.20

Interest on government securities	36,474,741	33,522,745
Premium on reverse repurchase transactions	24,322,862	2,825,403
Interest on credit card loans	17,282,356	20,098,059
Stabilization Coefficient (CER) clause adjustment	12,216,692	1,097,896
Interest on other loans	11,728,876	11,144,026
Purchasing Power Unit (UVA) clause adjustments	10,073,073	9,205,103
Interest on consumer loans	9,795,455	9,899,650
Interest on instruments	9,634,794	10,496,277
Interest on overdrafts	5,716,213	12,301,538
Interest on pledge loans	3,787,405	2,945,482
Interest on mortgage loans	1,199,724	1,487,948
Interest on loans for the prefinancing and financing of exports	719,227	1,606,574
Interest on finance leases	654,595	534,208
Interest on loans to the financial sector	573,149	1,376,564
Interest on private securities	87,835	6,450
Other	1,827	512,019
TOTAL	144,268,824	119,059,942

32.	Interest expenses

	09.30.21	09.30.20

Interest on time deposits	46,523,710	32,013,837
Interest on checking accounts deposits	9,849,714	1,256,553
Purchasing Power Unit (UVA) clause adjustments	3,278,051	1,025,303
Interest on interfinancial loans	1,710,900	1,376,034
Interest on other liabilities from financial transactions	643,939	3,200,263
Interest on savings accounts deposits	358,134	262,676
Premiums for reverse repurchase agreements	2,354	-
Other	3,811	39,239
TOTAL	62,370,613	39,173,905

33.	Commission income

	09.30.21	09.30.20

From credit cards	13,727,350	11,826,619
Linked to liabilities	11,355,468	12,798,027
Linked to loans	1,797,007	1,260,778
From foreign trade and foreign currency transactions	1,431,150	1,274,026
From insurance	1,362,654	1,461,577
Linked to securities	383,840	296,473
From guarantees granted	7,914	2,848
TOTAL	30,065,383	28,920,348

34.	Commission expenses

	09.30.21	09.30.20

For credit and debit cards	11,222,147	13,452,408
For payment of salaries	749,468	895,237
For foreign trade transactions	322,135	271,589
For digital sales services	53,956	428,103
For promotions	47,555	68,092
Linked to transactions with securities	8,876	4,629
Other commission expenses	1,473,746	872,037
TOTAL	13,877,883	15,992,095

35.	Net income / (loss) from financial instruments at fair value through profit or loss

	09.30.21	09.30.20

Income from foreign currency forward transactions	2,491,781	551,735
Income from government securities	2,035,731	4,616,522
Income from interest rate swaps	40,446	102,142
Income from corporate bonds	3,924	72,369
Income from call options taken	-	4,882
Income from put options taken	-	(217)
(Loss)/income from private securities	(407,012)	(191,121)
Other	-	(3,627)
TOTAL	4,164,870	5,152,685

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	09.30.21	09.30.20

(Loss) from sale of government securities	(94,590)	(2,961,981)
(Loss) from sale of private securities	(486)	(1,436)
TOTAL	(95,076)	(2,963,417)

37.	Foreign exchange and gold gains (losses)

	09.30.21	09.30.20

Income from purchase-sale of foreign currency	4,403,781	6,368,906
Conversion of foreign currency assets and liabilities into pesos	(856,018)	690,736
TOTAL	3,547,763	7,059,642

38.	Other operating income

	09.30.21	09.30.20

Adjustments and interest on miscellaneous receivables	1,742,967	1,738,111
Rental of safe deposit boxes	1,099,789	1,178,047
Loans recovered	959,030	916,511
Debit and credit card commissions	232,478	284,188
Allowances reversed	191,447	203,977
Punitive interest	160,207	126,364
Income from initial recognition of government securities	13,878	-
Other operating income	1,038,579	1,511,114
TOTAL	5,438,375	5,958,312

39.	Personnel benefits

	09.30.21	09.30.20

Salaries	12,920,698	13,547,471
Social security charges	3,797,434	3,720,374
Other short-term personnel benefits	3,647,428	2,993,992
Personnel compensation and bonuses	474,179	441,549
Personnel services	397,428	406,369
Termination personnel benefits (Exhibit J)	44,898	42,039
Other long-term personnel benefits	129,152	23,639
TOTAL	21,411,217	21,175,433

40.	Administrative expenses

	09.30.21	09.30.20

Taxes	4,566,338	4,565,861
Rent (Note 29)	3,087,613	1,874,960
Armored transportation services	2,807,897	1,885,383
Maintenance costs	2,346,916	2,296,956
Administrative expenses	1,949,248	1,709,739
Advertising	1,071,948	799,879
Electricity and communications	990,693	1,072,035
Other fees	929,352	1,018,614
Security services	690,539	788,095
Insurance	263,462	223,162
Travel expenses	124,139	117,220
Stationery and supplies	38,630	76,578
Fees to Bank Directors and Supervisory Committee	35,937	71,005
Other administrative expenses	2,786,953	2,646,547
TOTAL	21,689,665	19,146,034

41.	Depreciation and amortization

	09.30.21	09.30.20

Depreciation of property and equipment	2,904,376	3,141,667
Amortization of rights of use of leased real property (Note 29)	703,281	694,126
Amortization of intangible assets	137,574	210,841
Depreciation of other assets	45,054	37,017
TOTAL	3,790,285	4,083,651

42.	Other operating expenses

	09.30.21	09.30.20

Turnover tax	11,516,843	8,123,542
Initial loss of loans below market rate	1,201,942	619,079
Other allowances (Exhibit J)	1,104,515	1,486,730
Reorganization expenses (Exhibit J)	796,748	1,028,214
Contribution to the Deposit Guarantee Fund (Note 50)	762,272	701,347
Interest on lease liabilities (See Note 29)	324,284	394,230
Claims	113,455	86,793
Other operating expenses	1,758,241	1,715,741
TOTAL	17,578,300	14,155,676

43.	Fair values of financial instruments

a)          Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	6,549,747	6,549,747	2,165,322	4,384,425	-
Derivative instruments	3,245,182	3,245,182	-	2,063,182	1,182,000
Other financial assets	1,373,816	1,373,816	1,373,816	-	-
Other debt securities	153,791,893	153,791,893	36,087,417	117,394,046	310,430
Financial assets pledged as collateral	3,485,435	3,485,435	3,485,435	-	-
Investments in equity instruments	2,145,280	2,145,280	311,802	36,499	1,796,979

Financial liabilities

Liabilities at fair value through profit or loss	47,338	47,338	47,338	-	-
Derivative instruments	351,555	351,555	-	351,555	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	1,291,185	1,291,185	742,280	548,905	-
Derivative instruments	5,310,883	5,310,883	-	3,692,041	1,618,842
Other financial assets	2,015,840	2,015,840	2,015,840	-	-
Other debt securities	165,176,550	165,176,550	2,504,524	162,672,026	-
Financial assets pledged as collateral	9,504,832	9,504,832	162,288	9,342,544	-
Investments in equity instruments	3,495,236	3,495,236	397,553	39,032	3,058,651

Financial liabilities

Derivative instruments	258,431	258,431	-	258,431	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated on the basis of the latest market price plus interest accrued until the valuation date is considered (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments valued using quoted prices in an active market. Active market means a market in which transactions take place with sufficient frequency and volume to provide reference prices on an ongoing basis.
•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable inputs. Market observable inputs should be understood as such assets with market quoted prices that allow to calculate an interest rate curve or a credit spread.
•	Level 3: Valuation using models where variables obtained from unobservable market input are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures that are valued at the price of the market where they are traded (Rofex and MAE), foreign currency NDF (non-delivery forwards) and interest rate swaps.

b)          Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	09.30.21	12.31.20

Argentine Bond in Pesos adjusted by CER due 2021	-	85,873

The bond was transferred because it had not been listed on the market the number of days necessary to be considered Level 1.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

09.30.21

Treasury Bonds in Pesos adjusted by CER 1.20% Due 03-18-2022	3,790,274
Treasury Bonds in Pesos adjusted by CER 1.50% Due 03-25-2024	10,882,892
Treasury Bonds in Pesos adjusted by CER 1.40% Due 03-25-2023	5,726,602
Treasury Bonds in Pesos adjusted by CER 1.30% Due 09-20-2022	5,461,373

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2020, there were no transfers from Level 2 to Level 1.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable inputs: the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not been traded in the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent appraiser, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.b) and Note 16).

The most relevant unobservable inputs include:

•	Pro forma EBITDA and free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees);
•	Minority discount rate (equivalent to 1 / (1 + control premium) -1);
•	WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.; and
•	g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of pesos
		(g – annual)
		2.00%	3.00%	4.00%

WACC	97.5%	31,209.4	32,968.0	35,046.4
	100.0%	30,813.9	32,547.3	34,592.0
	102.5%	30,435.2	32,135.0	34,154.5

The valuation scenario considers a WACC equals to 100% and a "g" level of 3%.

Premiums on Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on unobservable significant data. The income (loss) from the asset measured at fair value on the basis of unobservable input is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company's projected cash flows and financial indebtedness as of year-end (34 months as of the date of the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input used in the pricing model include:

-	Monthly volatility (sensibility to volatility ranging from 10%, 12%, 15% and 20%).
-	Notional exercise price. This price is seven times the expected EBITDA for the third year. This EBITDA is calculated considering the expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned unobservable input may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.0%	15.0%	20.0%

EBITDA	95%	1.08	1.16	1.26	1.42
	100%	1.26	1.31	1.42	1.59
	105%	1.43	1.48	1.58	1.75

The valuation scenario considers EBITDA at 100% and volatility at 12%, with a fair value equal to 1,182,000 (1,618,842 in restated values) based on the position held by the Entity in Prisma Medios de Pago S.A.

Corporate Bonds

The fair value of the following corporate bonds held in portfolio:

•	ON Petroquímica (ON PCR G)
•	ON Molinos Agro (ON MAC10)
•	ON VISTA OIL Y GAS (ON VISTA11)

The valuation of corporate bonds classified as Level 3 is made on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until period end.

The most relevant unobservable inputs include:

•	Projected BADLAR scenarios; and
•	Latest market price.
•	Credit spread

The tables below show a sensitivity analysis for each of the above-mentioned securities:

BADLAR scenarios	Changes in final price
ON PCR G
+ 1%	0.011351%
+ 2%	0.022702%
+ 3%	0.034052%.

Latest market price scenarios	Changes in final price
	ON PCR G	ON MAC10
+ 2%	1.931%	1.997%
+ 5%	4.826%	4.993%
+ 10%	9.652%	9.987%

Parity scenarios	Changes in final price
ON VISTA11 (a)
+1%	1.0152%
- 1%	-1.0152%
+3%	3.0455%
- 3%	-3.0455%

(a) ON VISTA11 was quoted in the market during the month in the last 10 business days and was therefore assigned this price. In this case the sensitivity analysis is performed for the changes in the parity that could occur in the bond on the valuation date with respect to the quotation date.

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and ending balances of Level 3 fair values:

	09.30.21	12.31.20

Balance at the beginning of the fiscal year	4,677,493	4,792,382

Investments in equity instruments - Prisma Medios de Pago S.A.	-	980,773
Derivative instruments - Put option taken - Prisma Medios de Pago S.A.	-	680,681
Other debt securities - Private securities - Corporate bonds	310,430	-
Dividends collected	(528,326)	(619,429)
Monetary gain (loss) generated by assets at fair value	(1,170,188)	(1,156,914)

Balance at fiscal period-end	3,289,409	4,677,493

c)          Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•        Assets and liabilities with fair value similar to their accounting balance

In case of financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value.

•        Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (unobservable input) that expresses the added value or additional cost necessary to dispose of the asset.

•        Variable rate financial instruments

In case of financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of September 30, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	197,263,229	(1)	-	-	-
Repo transactions	108,759,644	(1)	-	-	-
Other financial assets	18,200,274	(1)	-	-	-
Loans and other financing
Non-financial government sector	686	(1)	-	-	-
Other financial institutions	3,440,019	2,852,874	-	-	2,852,874
Non-financial private sector and residents abroad	323,877,417	322,003,526	-	-	322,003,526
Other debt securities	19,513,734	19,333,221	-	19,333,221	-
Financial assets pledged as collateral	12,526,029	(1)	-	-	-

Financial liabilities

Deposits	630,776,028	624,706,413	-	1,211,746	623,494,667
Other financial liabilities	54,513,215	(1)	-	-	-
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	10,864,526	11,660,043	-	8,019,317	3,640,726
Corporate bonds issued	455,210	440,558	-	440,558	-

(1) The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	208,324,763	(1)	-	-	-
Repo transactions	67,366,726	(1)	-	-	-
Other financial assets	11,741,141	(1)	-	-	-
Loans and other financing
Non-financial government sector	699	(1)	-	-	-
Argentine Central Bank (BCRA)	8,224	(1)	-	-	-
Other financial institutions	2,403,884	1,657,456	-	-	1,657,456
Non-financial private sector and residents abroad	380,410,516	376,949,055	-	-	376,949,055
Financial assets pledged as collateral	15,028,239	(1)	-	-	-

Financial liabilities

Deposits	654,964,538	648,903,640	-	2,297,915	646,605,725
Other financial liabilities	53,724,092	(1)	-	-	-
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	13,183,603	13,518,404	-	6,592,173	6,926,231
Corporate bonds issued	1,600,739	1,558,113	-	1,558,113	-

(1) The fair value is not reported as it is considered similar to its accounting value.

44.	Segment reporting

Basis for segmentation

As of September 30, 2021 and December 31, 2020, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of September 30, 2021 and December 31, 2020:

Group (banking activity) (1)	09.30.21	12.31.20

Loans and other financing	327,318,122	382,823,323
Corporate banking (2)	32,406,014	45,404,438
Small and medium companies (3)	98,704,896	120,608,188
Retail	196,207,212	216,810,697

Other assets	586,887,872	559,403,484
TOTAL ASSETS	914,205,994	942,226,807

Deposits	630,776,028	654,964,538
Corporate banking (2) (3)	129,042,356	124,776,746
Small and medium companies (2) (3)	134,793,360	139,071,459
Retail	366,940,312	391,116,333

Other liabilities	135,026,573	145,161,787
TOTAL LIABILITIES	765,802,601	800,126,325

(1)	It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar AFJP (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes Financial Sector.
(3)	It includes Government Sector.

Performance information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Condensed Statement of Income, considering that it is the measure used by the Entity's highest authority in making decisions on the allocation of resources and performance evaluation.

45.	Subsidiaries

Below is the information on the Bank's subsidiaries:

Name	Registered office (country)	Interest as of
		09.30.21	12.31.20
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)    Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)   Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	09.30.21	09.30.20
Fees	27,590	60,054
Total	27,590	60,054

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss
	09.30.21	12.31.20	09.30.21	09.30.20
Loans
Credit cards	3,642	6,814	723	942
Overdrafts	-	41	-	-
Loans	1,127	1,630	166	273

Deposits
Deposits	25,711	44,748	299	107

Loans are granted on an arm’s length basis. As of September 30, 2021, and as of December 31, 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

Parent	Balances as of		Profit or loss
	09.30.21	12.31.20	09.30.21	09.30.20

Cash and deposits in banks	1,099,682	1,600,039	-	-
Financial assets pledged as collateral (2)	278,433	-	-	-
Other financial assets (2)	525,435	2,919	-	-
Other non-financial liabilities	16,047,086	9,671,686	2,830,616	810,153
Derivative instruments (Liabilities) (1)	157,808	15,912	497,436	481,211

Off-balance sheet balances

Securities in custody	100,403,226	86,321,939	-	-
Derivative instruments	4,813,307	1,266,861	-	-
Sureties granted	1,617,939	3,638,588	6,094	4,653
Guarantees received	1,049,779	5,102,057	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss
	09.30.21	12.31.20	09.30.21	09.30.20

Loans and other financing	6,095,998	5,964,181	1,882,916	1,621,745
Other financial assets	177	242	-	-
Deposits	167,537	418,066	6,860	6,151
Other non-financial liabilities	23	32	160	1,592
Financing received	-	-	-	13,529
Other operating income	-	-	8,479	8,904

Off-balance sheet balances

Securities in custody	1,373,816	2,015,839	-	-
Sureties granted	281	385	-	-

Associates	Balances as of		Profit or loss
	09.30.21	12.31.20	09.30.21	09.30.20

Cash and deposits in banks	714	1,279	-	-
Loans and other financing	719,751	99,222	951,016	1,588,439
Debt securities at fair value through profit or loss	2,250	7,107	1,421	67,667
Other financial assets	73,320	100,418	-	-
Deposits	684,522	841,793	8,030	3,530
Other non-financial liabilities	239	-		-
Financing received	-	1,214,909	-	3,597
Derivative instruments (Liabilities)	-	-	-	78,901
Corporate bonds issued	-	-	-	35,071
Other operating income	-	-	39,765	42,922

Off-balance sheet balances

Securities in custody	1,727,457	2,076,460	-	2,183
Guarantees received	83,747	19,454	-	-
Sureties granted	519	606	-	192

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2021 and December 31, 2020, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Financial instruments risks

47.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Bank has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2020.

47.2   Exposure to credit risk and allowances

Below is the exposure to credit risk and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets) as of September 30, 2021 and December 31, 2020:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	318,107,119	47,884,371	5,822,890	3,745,470	3,420,797	378,980,647

Inter-stage transfers:
From stage 1 to stage 2	(73,441,076)	73,114,323	-	-	-	(326,753)
From stage 2 to stage 1	51,996,080	(50,986,006)	(11,880)	-	-	998,194
From stage 1 or 2 to stage 3	(954,400)	(9,229,160)	(161,919)	10,266,087	166,867	87,475
From stage 3 to stage 1 or 2	156,016	426,737	(80)	(1,453,482)	(120,593)	(991,402)
Changes without inter-stage transfers	(17,852,703)	(12,173,627)	3,211,152	(1,319,314)	113,652	(28,020,840)
New originated financial assets	251,850,393	9,826,110	3,453,302	328,553	516,023	265,974,381
Reimbursements	(167,062,677)	(14,318,874)	(5,598,800)	(1,085,376)	(526,052)	(188,591,779)
Write-offs	1	45	-	(2,505,834)	(39,478)	(2,545,266)
Foreign exchange difference	3,363,261	1,882,457	658,354	698	150,177	6,054,947
Inflation adjustment	(89,084,680)	(13,312,302)	(1,974,581)	(1,795,848)	(955,839)	(107,123,250)

Balance as of 09.30.21	277,077,334	33,114,074	5,398,438	6,180,954	2,725,554	324,496,354

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	312,836,658	34,127,602	3,239,517	7,093,700	7,077,668	364,375,145

Inter-stage transfers:
From stage 1 to stage 2	(123,047,413)	123,599,613	178,379	-	-	730,579
From stage 2 to stage 1	80,511,697	(78,040,458)	(55,154)	-	-	2,416,085
From stage 1 or 2 to stage 3	(853,639)	(7,753,294)	(2,727,938)	9,878,768	2,798,828	1,342,725
From stage 3 to stage 1 or 2	1,025,600	1,037,416	(1,938)	(2,410,395)	(51,455)	(400,772)
Changes without inter-stage transfers	(67,287,641)	(12,196,756)	5,131,503	3,218,274	(4,565,419)	(75,700,039)
New originated financial assets	508,024,581	29,007,500	1,829,217	731,906	8,628,646	548,221,850
Reimbursements	(304,504,098)	(34,502,355)	(886,526)	(6,981,539)	(5,119,960)	(351,994,478)
Write-offs	-	11	-	(5,900,849)	(5,179,053)	(11,079,891)
Foreign exchange difference	11,246,273	6,589,983	761,108	53,153	1,000,795	19,651,312
Inflation adjustment	(99,844,899)	(13,984,891)	(1,645,278)	(1,937,548)	(1,169,253)	(118,581,869)

Balance as of 12.31.20	318,107,119	47,884,371	5,822,890	3,745,470	3,420,797	378,980,647

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	78,918,418	6,565,432	139,794	11,584	677	85,635,905

Inter-stage transfers:
From stage 1 to stage 2	(12,337,880)	10,863,324	-	-	-	(1,474,556)
From stage 2 to stage 1	11,487,721	(10,323,654)	(349)	-	-	1,163,718
From stage 1 or 2 to stage 3	(71,626)	(62,276)	(867)	87,409	-	(47,360)
From stage 3 to stage 1 or 2	34,127	28,701	-	(57,197)	-	5,631
Changes without inter-stage transfers	(69,704)	567,858	234,710	(10,612)	2,359	724,611
New originated financial assets	43,446,754	1,235,358	98,402	8,577	-	44,789,091
Reimbursements	(34,357,215)	(1,706,361)	(249,671)	(18,686)	-	(36,331,933)
Write-offs	-	-	-	(18)	-	(18)
Foreign exchange difference	1,024,794	87,971	31,869	-	-	1,144,634
Inflation adjustment	(22,401,712)	(2,099,302)	(87,587)	(8,202)	(28)	(24,596,831)

Balance as of 09.30.21	65,673,677	5,157,051	166,301	12,855	3,008	71,012,892

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	83,555,376	8,805,278	260,998	60,983	10	92,682,645

Inter-stage transfers:
From stage 1 to stage 2	(19,465,913)	18,102,893	-	-	-	(1,363,020)
From stage 2 to stage 1	13,555,478	(12,122,288)	(171)	-	-	1,433,019
From stage 1 or 2 to stage 3	(48,871)	(64,277)	(864)	64,254	2,042	(47,716)
From stage 3 to stage 1 or 2	84,325	23,332	11	(82,627)	(545)	24,496
Changes without inter-stage transfers	6,452,955	(1,095,645)	(163,020)	(8,334)	(701)	5,185,255
New originated financial assets	46,484,404	4,326,778	135,784	3,182	-	50,950,148
Reimbursements	(28,411,212)	(9,239,754)	(33,979)	(18,711)	(48)	(37,703,704)
Write-offs	-	-	-	(75)	(8)	(83)
Foreign exchange difference	1,166,046	322,028	14,971	-	-	1,503,045
Inflation adjustment	(24,454,170)	(2,492,913)	(73,936)	(7,088)	(73)	(27,028,180)

Balance as of 12.31.20	78,918,418	6,565,432	139,794	11,584	677	85,635,905

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	7,094,649	5,023,368	548,718	3,094,173	2,134,088	17,894,996

Inter-stage transfers:
From stage 1 to stage 2	(2,943,851)	8,635,510	-	-	-	5,691,659
From stage 2 to stage 1	1,308,387	(5,307,603)	(6,185)	-	-	(4,005,401)
From stage 1 or 2 to stage 3	(86,476)	(3,079,494)	(28,767)	6,324,571	47,247	3,177,081
From stage 3 to stage 1 or 2	9,989	53,661	-	(963,642)	(62,225)	(962,217)
Changes without inter-stage transfers	(2,085,193)	(1,193,055)	323,224	119,423	781,938	(2,053,663)
New originated financial assets	9,724,889	2,131,100	321,411	249,909	280,233	12,707,542
Reimbursements	(6,053,904)	(1,562,971)	(428,579)	(791,483)	(307,279)	(9,144,216)
Write-offs	-	-	-	(2,098,659)	(39,471)	(2,138,130)
Foreign exchange difference	96,308	98,035	50,152	393	86,136	331,024
Inflation adjustment	(1,816,071)	(1,413,736)	(170,312)	(1,382,569)	(611,737)	(5,394,425)

Balance as of 09.30.21	5,248,727	3,384,815	609,662	4,552,116	2,308,930	16,104,250

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	6,914,862	3,359,853	333,881	5,179,389	5,548,970	21,336,955

Inter-stage transfers:
From stage 1 to stage 2	(3,782,362)	13,801,285	36,707	-	-	10,055,630
From stage 2 to stage 1	2,329,961	(7,858,433)	(6,353)	-	-	(5,534,825)
From stage 1 or 2 to stage 3	(47,802)	(2,500,831)	(865,466)	5,799,740	1,435,501	3,821,142
From stage 3 to stage 1 or 2	26,757	101,484	(1,911)	(1,409,940)	(52,312)	(1,335,922)
Changes without inter-stage transfers	(2,195,928)	(216,344)	1,118,904	5,252,164	(3,609,562)	349,234
New originated financial assets	16,206,997	3,491,079	197,404	437,328	8,671,821	29,004,629
Reimbursements	(10,937,389)	(4,576,493)	(107,160)	(6,089,193)	(4,585,616)	(26,295,851)
Write-offs	-	-	-	(4,677,671)	(5,317,377)	(9,995,048)
Foreign exchange difference	559,020	684,843	111,458	45,448	975,103	2,375,872
Inflation adjustment	(1,979,467)	(1,263,075)	(268,746)	(1,443,092)	(932,440)	(5,886,820)

Balance as of 12.31.20	7,094,649	5,023,368	548,718	3,094,173	2,134,088	17,894,996

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.20	1,342,425	492,546	22,064	10,105	1,779	1,868,919

Inter-stage transfers:
From stage 1 to stage 2	(296,559)	897,599	-	-	-	601,040
From stage 2 to stage 1	202,348	(723,689)	(1,925)	-	-	(523,266)
From stage 1 or 2 to stage 3	(1,684)	(13,528)	(16)	61,229	7,953	53,954
From stage 3 to stage 1 or 2	800	1,637	-	(43,581)	-	(41,144)
Changes without inter-stage transfers	(426,531)	(110,024)	37,432	(5,310)	(8,130)	(512,563)
New originated financial assets	943,564	79,618	9,679	6,222	-	1,039,083
Reimbursements	(453,169)	(90,262)	(18,119)	(13,416)	-	(574,966)
Write-offs	-	-	-	(15)	-	(15)
Foreign exchange difference	24,630	4,813	2,492	-	-	31,935
Inflation adjustment	(370,038)	(154,116)	(7,698)	(6,264)	(155)	(538,271)

Balance as of 09.30.21	965,786	384,594	43,909	8,970	1,447	1,404,706

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balance as of 12.31.19	999,054	624,001	20,935	44,773	284	1,689,047

Inter-stage transfers:
From stage 1 to stage 2	(458,283)	1,705,394	-	-	-	1,247,111
From stage 2 to stage 1	371,893	(1,071,883)	(349)	-	-	(700,339)
From stage 1 or 2 to stage 3	(2,519)	(9,943)	(1,389)	41,139	3,477	30,765
From stage 3 to stage 1 or 2	2,654	1,993	74	(57,665)	(1,060)	(54,004)
Changes without inter-stage transfers	207,262	(106,422)	(716)	(3,898)	(93)	96,133
New originated financial assets	1,133,143	302,281	16,725	2,814	-	1,454,963
Reimbursements	(632,478)	(792,311)	(4,851)	(12,160)	(219)	(1,442,019)
Write-offs	-	-	-	(62)	(175)	(237)
Foreign exchange difference	41,758	14,460	1,760	-	-	57,978
Inflation adjustment	(320,059)	(175,024)	(10,125)	(4,836)	(435)	(510,479)

Balance as of 12.31.20	1,342,425	492,546	22,064	10,105	1,779	1,868,919

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final maturity date of the loan. The measure was repealed in March 2021, therefore, deferrals are no longer applied.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

Affected portfolio		Loss from changes in contractual cash flows
	Balance as of	Balance as of	Variation	Inflationary	Balance as of
	09/30/2021	12/31/2020		effect	09/30/2021

UVA-indexed mortgage loans	22,691,850	617,946	229,682	(194,564)	653,064

UVA-indexed pledge loans	463,943	9,724	4,117	(3,098)	10,743

		627,670	233,799	(197,662)	663,807

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The first ones fell due in April 2021, while the second fell due in September 2021. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. Credit quality ratios did not exhibit signs of impairment as a result of the aid measures adopted by the local authorities. There were no relevant impacts on ECLs directly associated with the COVID-19 pandemic and the lockdown.

48.	Restrictions to the payment of dividends

Pursuant to the provisions of the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year's profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communications “A” 6768 and “A” 6886, which set forth that as from August 30, 2019, financial institutions are required to have the BCRA’s authorization to distribute their profits allocated to the payment of dividends.

Finally, since March 19, 2020, by means of several extensions, the BCRA suspended the distribution of profits by financial institutions until December 31, 2021 (Communication "A" 7312). The payment of dividends will be resumed when the aforementioned suspension is overruled and when such payment is formally approved by the BCRA.

49.	Restricted assets

As of September 30, 2021 and December 31, 2020, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	09.30.21	12.31.20

Argentine Treasury Bond adjusted by CER Maturity 2023	20,522	38,625
Argentine Treasury Bond adjusted by CER Maturity 2024	93,240	88,338
	113,762	126,963

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and leases in the amount of 16,011,464 and 24,533,071 as of September 30, 2021 and December 31, 2020, respectively (see Note 14).

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposits Guarantee Fund (DGF). Pursuant to the changes introduced by Decree No. 1292/96, the shareholders of such company will be the BCRA, with at least one share, and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

That company was incorporated in August 1995, and as of December 31, 2020 the Entity holds 8.1960% of the corporate stock (Communication “B” 12152 of the BCRA).

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of any principal amount paid plus interest accrued up to the date of revocation of the authorization to operate, or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. In case of transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of September 30, 2021 and 2020, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 762,272 and 701,347, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from Ps. 450,000 to Ps. 1,000,000, effective March 1, 2019. Furthermore, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 whereby it increased such amount to Ps. 1,500,000, effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Item	09.30.21	12.31.20

Balances at the BCRA
BCRA – current account - not restricted	144,364,418	117,708,928
BCRA – special guarantee accounts – restricted (Note 14)	4,682,651	6,236,772

BCRA – social security special accounts – restricted	552,624	-

	149,599,693	123,945,700

Argentina Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	19,513,734	19,830,317

Liquidity Bills - BCRA	119,820,667	123,105,292

TOTAL	288,934,094	266,881,309

The balances disclosed are consistent with those reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	09.30.21	09.30.20

Credit risk	35,583,644	37,825,502
Operational risk	11,435,409	12,900,959
Market risk	144,055	424,597
Paid-in	133,486,375	142,121,482
Surplus	86,323,267	90,970,424

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent - Comprehensive” shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

As of September 30, 2021, the cash contra-account includes Argentine Treasury Bonds adjusted by CER and maturing in 2024, deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account.” As of September 30, 2021 and December 31, 2020, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 57,196, through custody account No. 493-0005459481 held at Banco BBVA Argentina S.A. As of September 30, 2021 and December 31, 2020, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into an agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2021 and December 31, 2020, the assets of Diagonal Trust amount to 2,427 and 3,324, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,721 as of September 30, 2021 and December 31, 2020, respectively.

In addition, the Entity acts as Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 389,668 and 488,718 as of September 30, 2021 and December 31, 2020, respectively, and consist of cash, creditors' rights, real estate and shares.

55.	Mutual funds

As of September 30, 2021 and December 31, 2020, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 86,363,802 and 38,682,659, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

MUTUAL FUNDS	09.30.21	12.31.20
FBA Renta Pesos	174,279,171	131,304,304
FBA Renta Fija Plus	11,220,481	596,174
FBA Ahorro Pesos	1,923,796	1,106,013
FBA Bonos Argentina	842,409	355,173
FBA Calificado	787,076	768,061
FBA Acciones Argentinas	689,423	644,294
FBA Acciones Latinoamericanas	488,412	609,052
FBA Horizonte	364,706	873,304
FBA Renta Mixta	262,573	81,186
FBA Bonos Globales	124,151	275,631
FBA Gestión I	33,961	37,584
FBA Horizonte Plus	24,315	42,766
FBA Retorno Total I	21,052	37,941
FBA Renta Publica I	5,865	2,224
FBA Renta Fija Local	2,009	2,224
FBA Renta Fija Dólar Plus	-	190,235

	191,069,400	136,926,166

(1) Not subject to quarterly review pursuant to CNV Resolution No. 873/2020.

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for an aggregate amount of US$ 518,766 and Euros 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Manager Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Court of Appeals of Mar del Plata resolved to declare the action dismissed based on the violation of the reasonable term and consequently acquitted Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts for which they were found liable in this case file for violation of Law No. 19,359 and related regulations. The Federal Prosecutor filed an extraordinary federal appeal against this decision.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period ended and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on March 15, 2021 and identified under No. 7545, File No. 381/22/21, on grounds of alleged breach of Communication “A” 6770 concerning operations carried out by MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. objects to certain operations for an aggregate amount of US$ 800,000, claiming an alleged breach of Communication “A” 6770, Paragraph 11. Purportedly, three exchange operations would have been completed under code P8 (Other financial loans) in order to prepay a financial loan arising from a loan agreement entered into on April 5, 2019 with original maturity scheduled on April 5, 2021. Such agreement included an addendum executed on October 18, 2019, which amended the third clause of the agreement and rescheduled the principal payment date to fall due on October 18, 2019. The BCRA believes it purports to an early payment of the loan, thus infringing the above-mentioned communication. (ii) TELECENTRO S.A. objects to an operation for an aggregate amount of US$ 185,724, for alleged breach of Communication “A” 6770, Paragraph 12, arguing that an operation under code B07 (sight payments for imported goods) was carried out to prepay, on October 24, 2019, a trade payable documented by means of two invoices with payment date due on October 29, 2019. The individuals/entities subject to these proceedings are Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below as of the date of the events: (i) the International Trade Manager and (ii) and an Area officer. The Entity has assumed the defense of the case and is preparing its answer to the charges.

•        “Banco BBVA ARGENTINA S.A.” Financial Summary Proceedings initiated by the BCRA notified on June 24, 2021 and identified under No. 1587, File No. 188/55/21, on grounds of alleged failure to comply with paragraph 7.2 of Communication “A” 6981 by assisting (without the BCRA’s previous consent) to Cargill S.A. in the form of an overdraft facility in the amount of $167 million from April 29, 2020 to May 3, 2020, due to the fact that, since it had carried out transactions guaranteed via securities as of April 22, 2020, it should not have entered into repos and/or repos with haircut for a term of 90 subsequent days, before receiving assistance. Besides, in May and June 2020, Cargill had credit balances in its checking accounts, which were generally covered at the end of the day. In this respect, it should be noted that Banco BBVA Argentina S.A. incurred in a breach of paragraph 7.2 of the revised text of the “Credit Policy” rules, which specifically restrict intraday assistances. The individuals/entities subject to these proceedings are Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The defendants filed answers to the charges on August 4, 2021.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated financial statements, and as a result of the subsequent social lockdown and distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January through December 2020 and January through September 2021 are in the process of being transcribed to the Journal.

58.	Subsequent Events

Extraordinary General Shareholders' Meeting of November 3, 2021

On the aforementioned date, the Extraordinary General Shareholders' Meeting was held, at which it was decided to partially set aside the optional reserve for future distribution of earnings in the amount of 6,500,000 and to consider a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2021 in the amount of 7,000,000, all subject to the prior authorization of the Central Bank of Argentina. Also, it is worth mentioning that the B.C.R.A. ordered the suspension of the distribution of earnings of financial institutions until December 31, 2021.

Prisma Medios de Pago S.A. - Beginning of the share transfer process

On October 1, 2021, within the framework of the Divestment Commitment assumed by Prisma Medios de Pago S.A. ("Prisma") and its class B shareholders before the National Antitrust Commission, the Bank, together with the other class B shareholders of Prisma, have sent the notification corresponding to the exercise of the put option and thus initiated the procedure for the sale of 49% of the capital stock and votes of Prisma represented by 97,157,290 class B common book-entry shares of nominal value $1 each and entitled to one vote per share to AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity).

The price to be paid for such shares shall be determined in accordance with a procedure agreed upon by the parties.

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of September 30, 2021.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

Account	09.30.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	104,309,790	133,167,741
Preferred collaterals and counter-guarantees "A"	4,117,703	1,429,331
Preferred collaterals and counter-guarantees "B"	768,638	531,543
No preferred collaterals and counter-guarantees	99,423,449	131,206,867

With special follow-up	96	323,346
Under observation	96	323,346
Preferred collaterals and counter-guarantees "B"	-	1,046
No preferred collaterals and counter-guarantees	96	322,300

Troubled	523,500	2,571,050
No preferred collaterals and counter-guarantees	523,500	2,571,050

With high risk of insolvency	146,839	107
No preferred collaterals and counter-guarantees	146,839	107

Uncollectible	1,745,724	449,902
Preferred collaterals and counter-guarantees "A"	-	13,594
Preferred collaterals and counter-guarantees "B"	160,188	219,953
No preferred collaterals and counter-guarantees	1,585,536	216,355

TOTAL	106,725,949	136,512,146

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

Account	09.30.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	234,651,961	271,382,439
Preferred collaterals and counter-guarantees "A"	107,043	80,867
Preferred collaterals and counter-guarantees "B"	36,891,396	38,279,623
No preferred collaterals and counter-guarantees	197,653,522	233,021,949

Low risk	2,614,425	340,141
Preferred collaterals and counter-guarantees "B"	193,805	30,783
No preferred collaterals and counter-guarantees	2,420,620	309,358

Low risk - with special follow-up	134,010	90,965
Preferred collaterals and counter-guarantees "B"	87	-
No preferred collaterals and counter-guarantees	133,923	90,965

Medium risk	3,088,495	1,354,727
Preferred collaterals and counter-guarantees "A"	40	-
Preferred collaterals and counter-guarantees "B"	281,391	79,190
No preferred collaterals and counter-guarantees	2,807,064	1,275,537

High risk	3,026,180	1,020,550
Preferred collaterals and counter-guarantees "B"	74,760	172,586
No preferred collaterals and counter-guarantees	2,951,420	847,964

Uncollectible	386,301	366,573
Preferred collaterals and counter-guarantees "A"	2,482	18
Preferred collaterals and counter-guarantees "B"	149,958	79,871
No preferred collaterals and counter-guarantees	233,861	286,684

TOTAL	243,901,372	274,555,395

TOTAL GENERAL	350,627,321	411,067,541

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	09.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	31,690,632	9.04%	48,284,672	11.75%
50 following largest customers	37,733,451	10.76%	43,415,890	10.56%
100 following largest customers	19,950,225	5.69%	22,519,077	5.48%
All other customers	261,253,013	74.51%	296,847,902	72.21%

TOTAL	350,627,321	100.00%	411,067,541	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021
(Stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	686	-	-	-	-	-	686
Financial sector	-	51,980	160,727	1,227,541	1,720,388	2,380,200	892,863	6,433,699
Non-financial private sector
and residents abroad	7,481,158	152,553,232	45,287,551	37,437,806	39,110,602	35,675,777	56,175,393	373,721,519

TOTAL	7,481,158	152,605,898	45,448,278	38,665,347	40,830,990	38,055,977	57,068,256	380,155,904

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

	09.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	63,316,708	10.04%	64,438,344	9.84%

50 following largest customers	67,268,088	10.66%	55,063,291	8.41%

100 following largest customers	28,729,344	4.55%	34,852,671	5.32%

All other customers	471,461,888	74.75%	500,610,232	76.43%

TOTAL	630,776,028	100.00%	654,964,538	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021
(Stated in thousands of pesos in constant currency - Note 3) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	552,849,885	54,157,808	36,519,247	423,549	23,696	224	643,974,409
Non.-financial government sector	10,081,576	160,023	944	-	-	-	10,242,543
Financial sector	205,260	-	-	-	-	-	205,260
Non-financial private sector and residents abroad	542,563,049	53,997,785	36,518,303	423,549	23,696	224	633,526,606
Liabilities at fair value through profit or loss	47,338	-	-	-	-	-	47,338
Derivative instruments	351,555	-	-	-	-	-	351,555
Other financial liabilities	53,608,982	241,197	332,684	604,797	940,921	3,485,735	59,214,316
Financing received from the BCRA and other financial institutions	8,780,833	2,169,403	737,698	1,930,843	1,013,379	503,187	15,135,343
Corporate bonds issued	-	-	91,568	183,136	183,136	41,287	499,127

TOTAL	615,638,593	56,568,408	37,681,197	3,142,325	2,161,132	4,030,433	719,222,088

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 09.30.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,868,919	74,058	(1)(3)	-		-	(538,271)	1,404,706

- For administrative, disciplinary and criminal penalties	6,848	-	(1)	-		-	(1,848)	5,000

- Provisions for reorganization	2,779,098	796,748	(1)	86,799		2,200,179	(670,201)	618,667

- Provisions for termination plans	194,406	44,898	(1)	-		-	(56,274)	183,030

- Other	10,866,207	1,044,993	(1) (2)	6,164,767	(4)	371,645	(2,311,977)	3,062,811

TOTAL PROVISIONES	15,715,478	1,960,697		6,251,566		2,571,824	(3,578,571)	5,274,214

(1)	See Note 27.
(2)	It includes an increase of 1,186 corresponding to subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses.
It includes an increase of 300 corresponding to subsidiary BBVA Asset Management Argentina S.A.
(3)	It includes an increase of 13,050 corresponding to the exchange difference of foreign currency provisions for contingent commitments.
(4)	It includes 6,094,659 for tax provision reversals (see Note 15.c)) recorded under Income Tax.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "A" SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary gain	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 09.30.21
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	361,964	(12,715)	-	44,422	(99,667)	294,004

Loans and other financing	17,532,795	(33,215)	6,439	3,582,669	(5,293,761)	15,794,927
Other financial institutions	797,848	(274,924)	(180,087)	(4,409)	(141,654)	196,774
Non-financial private sector and residents abroad	16,734,947	241,709	186,526	3,587,078	(5,152,107)	15,598,153
Overdrafts	2,625,935	(123,480)	(681,733)	(953,888)	(389,720)	477,114
Instruments	1,310,834	(252,413)	342,878	24,980	(336,158)	1,090,121
Mortgage loans	235,629	32,833	148,609	24,840	(88,188)	353,723
Pledge loans	87,828	17,372	17,512	(5,233)	(28,097)	89,382
Consumer loans	1,739,564	16,919	269,516	988,800	(601,034)	2,413,765
Credit card loans	7,309,447	369,450	35,450	2,117,728	(2,489,136)	7,342,939
Finance leases	71,425	18,549	16,089	17,744	(27,454)	96,353
Other	3,354,285	162,479	38,205	1,372,107	(1,192,320)	3,734,756

Other debt securities	237	16,079	-	-	(997)	15,319

Contingent commitments	1,868,919	(6,601)	75,707	4,952	(538,271)	1,404,706

TOTAL ALLOWANCES	19,763,915	(36,452)	82,146	3,632,043	(5,932,696)	17,508,956

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "C" SUBSIDIARIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3)

			Decreases
Accounts	Balances				Monetary gain	Balances
	as of 12.31.20	Increases	Reversals	Uses	(loss) generated by	as of 09.30.21
					allowances

Loans and other financing	444,831	102,557	(24,769)	(13,763)	(96,237)	412,619
Non-financial private sector and residents abroad	444,831	102,557	(24,769)	(13,763)	(96,237)	412,619
Pledge loans	431,487	96,711	(23,725)	(13,763)	(91,018)	399,692
Finance leases	1,566	793	(820)	-	(156)	1,383
Other	11,778	5,053	(224)	-	(5,063)	11,544

TOTAL ALLOWANCES	444,831	102,557	(24,769)	(13,763)	(96,237)	412,619

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying consolidated condensed interim financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the consolidated condensed statement of financial position as of September 30, 2021, the consolidated condensed statements of income and other comprehensive income for the nine- and three-month periods then ended and the consolidated condensed statements of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2021, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards ("IFRS") and, particularly, for interim financial statements, on International Accounting Standard 34 "Interim Financial Reporting" (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to express a conclusion on the accompanying consolidated condensed interim financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated condensed interim financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to conclude that the accompanying consolidated condensed interim financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in conformity with the accounting standards established by the BCRA, described in Note 2 to the consolidated financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the information disclosed in the accompanying consolidated condensed interim financial statements:

-	As explained in Note 2 to the accompanying consolidated financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in certain aspects described in Notes 2.a), 2.b) and 2.c).

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)	The accompanying consolidated condensed interim financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal;
b)	The figures reported in the accompanying consolidated condensed interim financial statements arise from applying the consolidation procedures established in the financial reporting framework set forth by the BCRA, based on the separate financial statements of the economic group’s companies, which are detailed in Note 1.1 to the accompanying consolidated condensed interim financial statements;
c)	As of September 30, 2021, as disclosed in Note 52 to the accompanying consolidated condensed interim financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV);
d)	We read the reporting summary (sections “Statement of financial position items”, “Statement of profit or loss items”, "Statement of cash flow items", “Statistical data” and “Ratios”), based on which, as far as it relates to our area of responsibility, we have no observations; and
e)	As of September 30, 2021, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 398,243,838, no amounts being due as of that date.

City of Buenos Aires, November 24, 2021. KPMG Mauricio G. Eidelstein Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Notes and Exhibits	09.30.21	12.31.20

ASSETS

Cash and deposits in banks	4	197,179,663	207,980,416

Cash		49,135,784	85,232,869
Financial institutions and correspondents		148,043,879	122,747,547
Argentine Central Bank (BCRA)		144,917,042	117,708,928
Other in the country and abroad		3,126,837	5,038,619

Debt securities at fair value through profit or loss	5 and Exhibit A	6,549,747	1,291,185

Derivatives	6	3,245,182	5,310,883

Repo transactions	7	108,759,644	67,366,726

Other financial assets	8	18,025,682	11,503,532

Loans and other financing	9	311,919,105	365,989,811

Non-financial government sector		686	699
Argentine Central Bank (BCRA)		-	8,224
Other financial institutions		9,442,034	8,323,184
Non-financial private sector and residents abroad		302,476,385	357,657,704

Other debt securities	10	173,305,627	165,170,206

Financial assets pledged as collateral	11	16,010,757	24,532,103

Current income tax assets	12 a)	1,937,611	-

Investments in equity instruments	13 and Exhibit A	2,145,280	3,495,236

Investments in subsidiaries and associates	14	6,175,730	6,956,216

Property and equipment	15	44,524,921	46,194,742

Intangible assets	16	2,834,919	2,126,899

Deferred income tax assets		-	6,494,555

Other non-financial assets	17	7,439,849	12,049,888

Non-current assets held for sale	18	309,438	309,438

TOTAL ASSETS		900,363,155	926,771,836

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Notes and Exhibits	09.30.21	12.31.20

LIABILITIES

Deposits	19 and Exhibit H	629,416,648	652,618,537

Non-financial government sector		10,204,732	7,708,558
Financial sector		317,098	1,530,752
Non-financial private sector and residents abroad		618,894,818	643,379,227

Liabilities at fair value through profit or loss	20	47,338	-

Derivatives	6	351,555	258,431

Other financial liabilities	21	53,757,743	52,764,890

Financing received from the BCRA and other financial institutions	22	3,715,643	6,975,136

Current income tax liabilities	12 b)	-	4,928,226

Provisions	Exhibit J	5,186,513	15,635,312

Deferred income tax liabilities		4,911,510	-

Other non-financial liabilities	24	57,459,628	54,419,215

TOTAL LIABILITIES		754,846,578	787,599,747

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		36,138,659	36,138,659
Capital adjustments		25,756,054	25,756,054
Reserves		69,774,895	118,238,366
Unappropiated retained earnings		(1,372,555)	(56,804,557)
Accumulated other Comprehensive Income/(Loss)		(310,411)	107,417
Income for the period/year		14,917,225	15,123,440
TOTAL EQUITY		145,516,577	139,172,089

TOTAL LIABILITIES AND EQUITY		900,363,155	926,771,836

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Notes and Exhibits	Accumulated as of 09.30.21	Accumulated as of 09.30.20	Quarter from 07.01.21 to 09.30.21	Quarter from 07.01.20 to 09.30.20

Interest income	27	138,411,642	113,008,163	50,344,812	38,050,503
Interest expense	28	(59,875,106)	(36,536,147)	(22,179,027)	(13,711,859)

Net interest income		78,536,536	76,472,016	28,165,785	24,338,644

Commission income	29	28,642,044	28,310,864	9,819,751	9,303,195
Commission expenses	30	(13,780,767)	(15,879,886)	(4,117,830)	(4,943,543)

Net commission income		14,861,277	12,430,978	5,701,921	4,359,652

Net income from financial instruments at fair value through profit or loss	31	3,754,844	4,851,287	759,419	1,257,948
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	(95,076)	(2,963,417)	(37,203)	(1,357,639)
Foreign exchange and gold gains/(losses)	33	3,547,173	7,079,531	1,169,998	2,482,810
Other operating income	34	5,547,030	6,073,247	1,611,229	2,339,714
Impairment of financial assets		(6,989,958)	(8,405,606)	(2,430,340)	(1,361,674)

Net operating income		99,161,826	95,538,036	34,940,809	32,059,455

Personnel benefits	35	(20,998,065)	(20,728,365)	(7,245,600)	(6,852,892)
Administrative expenses	36	(21,288,820)	(18,795,848)	(8,668,855)	(6,542,679)
Depreciation and amortization	37	(3,759,715)	(4,051,041)	(1,184,421)	(1,261,920)
Other operating expenses	38	(16,705,601)	(13,446,243)	(5,600,050)	(3,896,218)

Operating income		36,409,625	38,516,539	12,241,883	13,505,746

Income (loss) from associates and joint ventures		772,932	623,999	166,279	36,555
Gain (loss) on net monetary position		(24,874,436)	(16,173,992)	(7,740,015)	(6,506,432)
Income before income tax		12,308,121	22,966,546	4,668,147	7,035,869

Income tax	12 c)	2,609,104	(8,376,082)	(1,288,448)	(1,607,689)

Net income for the period		14,917,225	14,590,464	3,379,699	5,428,180

Notes and exhibits are an integral part of these separate financial statements.

EARNINGS PER SHARE
AS OF SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Conceptos	09.30.21	09.30.20

Numerator:

Net income attributable to owners of the Parent	14,917,225	14,590,464
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	14,917,225	14,590,464

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,708,973
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,708,973

Basic earnings per share (stated in pesos)	24.3463	23.8130
Diluted earnings per share (stated in pesos) (1)	24.3463	23.8130

(1)	Given the fact that Banco BBVA Argentina S.A. has not issued financial instruments with dilutive effects on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTMEBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	Accumulated as of 09.30.21	Accumulated as of 09.30.20	Quarter from 07.01.21 to 09.30.21	Quarter from 07.01.20 to 09.30.20

Net income for the period	14,917,225	14,590,464	3,379,699	5,428,180

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income (Loss) on the Share in OCI from associates and joint ventures at equity method	3,184	(42,940)	10,293	19,122
	3,184	(42,940)	10,293	19,122

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	(807,983)	7,281,485	(379,686)	1,121,160
Reclassification adjustment for the period	81,198	2,963,417	37,204	1,357,640
Income tax	312,630	(2,974,500)	109,613	(876,698)
	(414,155)	7,270,402	(232,869)	1,602,102

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Income/(Loss) for the period on equity instruments at fair value through OCI	(6,857)	(27,024)	1,485	(528)
Income tax	-	5,271	-	(867)
	(6,857)	(21,753)	1,485	(1,395)

Total Other Comprehensive Income for the period	(417,828)	7,205,709	(221,091)	1,619,829

Total Comprehensive Income	14,499,397	21,796,173	3,158,608	7,048,009

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	2021									2020
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total	Total

			Adjustments to equity					Unappropriated retained earnings
Transactions						Legal reserve	Optional reserve

Restated balances at the beginning of the year	612,710	36,138,659	25,756,054	184,092	(76,675)	30,854,057	87,384,309	(40,308,562)	140,544,644	142,288,722

Adjusted income from previous years (see Note 2.b) to the consolidated condensed interim financial statements)	-	-	-	-	-	-	-	(1,372,555)	(1,372,555)	-

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	-	-	-	-	-	-	-	-	-	(3,791,451)

Adjusted balance at the beginning of the year	612,710	36,138,659	25,756,054	184,092	(76,675)	30,854,057	87,384,309	(41,681,117)	139,172,089	138,497,271

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	14,917,225	14,917,225	14,590,464
- Other Comprehensive Income for the period	-	-	-	(414,155)	(3,673)	-	-	-	(417,828)	7,205,709

- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated April 20, 2021 and May 15, 2020

Cash dividends (1)	-	-	-	-	-	-	(8,154,909)	-	(8,154,909)	(4,195,635)

Absorption of accumulated losses	-	-	-	-	-	-	(40,308,562)	40,308,562	-	-

Balances at fiscal period end	612,710	36,138,659	25,756,054	(230,063)	(80,348)	30,854,057	38,920,838	13,544,670	145,516,577	156,097,809

(1) It represents $ 13.31 per share

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Accounts	09.30.21	09.30.20

Cash flows from operating activities

Income before income tax	12,308,121	22,966,546

Adjustment for total monetary income for the period	24,874,436	16,173,992

Adjustments to obtain cash flows from operating activities:	25,807,960	(5,487,174)
Depreciation and amortization	3,759,715	4,051,041
Impairment of financial assets	6,989,958	8,405,606
Effect of foreign exchange changes on cash and cash equivalents	13,965,559	(12,040,330)
Other adjustments	1,092,728	(5,903,491)

Net increases from operating assets:	(194,602,720)	(247,463,107)
Debt securities at fair value through profit or loss	(8,040,263)	(1,536,207)
Derivatives	931,120	3,520,914
Repo transactions	(67,021,424)	(28,967,518)
Loans and other financing	(55,101,413)	(100,373,484)
Non-financial government sector	(93)	230
Other financial institutions	(3,752,341)	(5,944,206)
Non-financial private sector and residents abroad	(51,348,979)	(94,429,508)
Other debt securities	(58,846,920)	(88,225,074)
Financial assets pledged as collateral	2,177,115	(13,455,634)
Investments in equity instruments	707,316	479,616
Other assets	(9,408,251)	(18,905,720)

Net increases from operating liabilities:	207,507,293	187,367,822
Deposits	174,088,152	175,516,624
Non-financial government sector	5,073,447	3,561,192
Financial sector	(1,013,685)	1,556,732
Non-financial private sector and residents abroad	170,028,390	170,398,700
Liabilities at fair value through profit or loss	103,358	(1,082,934)
Derivatives	211,012	(5,674,938)
Other liabilities	33,104,771	18,609,070

Income tax paid	(2,687,237)	(18,662,537)

Total cash flows generated by/(used in) operating activities	73,207,853	(45,104,458)

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Accounts	09.30.21	09.30.20

Cash flows from investing activities

Payments:	(3,117,520)	(2,438,179)
Purchase of property and equipment, intangible assets and other assets	(2,945,513)	(2,369,285)
Other payments related to investing activities	(172,007)	(68,894)

Collections:	2,211,829	870,304
Other collections related to investing activities	2,211,829	870,304

Total cash flows used in investing activities	(905,691)	(1,567,875)

Cash flows from financing activities

Payments:	(4,894,781)	(8,222,993)
Non-subordinated corporate bonds	-	(6,356,921)
BCRA	(4,695)	(1,907)
Financing from local financial institutions	(3,911,984)	(799,733)
Leases	(978,102)	(1,064,432)

Collections:	657,186	312,022
Non-subordinated corporate bonds	-	312,022
Other collections related to financing activities	657,186	-

Total cash flows used in financing activities	(4,237,595)	(7,910,971)

Effect of exchange rate changes on cash and cash equivalents	(13,965,559)	12,040,330
Gain loss on net monetary position of cash and cash equivalents	(64,899,761)	(45,776,941)

Total changes in cash flows	(10,800,753)	(88,319,915)
Restated cash and cash equivalents at the beginning of the year (Note 4)	207,980,416	291,132,394
Cash and cash equivalents at fiscal period-end (Note 4)	197,179,663	202,812,479

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED SEPTEMBER 30, 2021
(Stated in thousands of pesos in constant currency– Note 3 to the consolidated condensed interim financial statements)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These separate condensed interim financial statements as of September 30, 2021 and for the nine-month period ended on such date, were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of September 30, 2021 and December 31, 2020 would have been reduced by 5,632,064 and 6,064,712, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of September 30, 2021 and December 31, 2020 (see Note 16 to the consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, in compliance with the BCRA’s requirement. Consequently, in accordance with Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 1,960,802 (decrease) and “Unappropriated retained earnings” by 1,372,555 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 7,460,205 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018.

The exceptions described above imply a deviation from IFRS.

As stated in Note 2 to the consolidated condensed interim financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate condensed financial statements.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2020. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2020 are included.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)
•	Accounting judgments and estimates (Note 4 to the consolidated condensed interim financial statements)
•	Significant accounting policies and BCRA guidelines (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
•	Changes in accounting policies and IFRS issued but not yet effective (Note 6 to the consolidated condensed interim financial statements)
•	Provisions (Note 27 to the consolidated condensed interim financial statements)
•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)
•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)
•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)
•	Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)
•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated condensed interim financial statements)
•	Trust activities (Note 54 to the consolidated condensed interim financial statements)
•	Mutual funds (Note 55 to the consolidated condensed interim financial statements)
•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)

•	Accounting records (Note 57 to the consolidated condensed interim financial statements)
•	Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Except as stated in Note 5 to the consolidated condensed interim financial statements, the Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements for the fiscal year ended December 31, 2020 for all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control upon changes to one or more of the elements of control.

Ownership interest in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of September 30, 2021 of the subsidiaries BBVA Asset Management Argentina S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared pursuant to the reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2022, as stated in note 2 to these consolidated condensed interim financial statements.

4.	Cash and deposits in banks
	09.30.21	12.31.20

BCRA - Current account	144,917,042	117,708,928
Cash	49,135,784	85,232,869
Balances with local and foreign financial institutions	3,126,837	5,038,619
TOTAL	197,179,663	207,980,416

5.	Debt securities at fair value through profit or loss

	09.30.21	12.31.20

BCRA Bills	4,381,521	-
Government securities	2,165,322	1,253,607
Private securities - Corporate bonds	2,904	37,578
TOTAL	6,549,747	1,291,185

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income/(loss) from financial instruments at fair value through profit or loss”.

As of September 30, 2021, the Bank has accounted for premiums on put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. as of December 30, 2021– Note 16 to the consolidated condensed interim financial statements). Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43 to the consolidated condensed interim financial statements).

Breakdown is as follows:

Assets

	09.30.21	12.31.20

Debit balances linked to foreign currency forwards pending settlement in pesos	2,053,732	3,692,041
Premiums on put options taken - Prisma Medios de Pago S.A.	1,182,000	1,618,842
Debit balances linked to interest rate swaps	9,450	-
TOTAL	3,245,182	5,310,883

Liabilities

	09.30.21	12.31.20

Credit balances linked to foreign currency forwards pending settlement in pesos	351,555	258,431
TOTAL	351,555	258,431

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	09.30.21	12.31.20

Foreign currency forwards

Foreign currency forwards purchases - U$S	1,106,263	1,011,403
Foreign currency forwards sales - U$S	1,097,623	978,794
Foreign currency forwards sales - Euros	7,261	6,834

Interest rate swaps

Fixed rate for floating rate (1)	540,000	-

(1) Floating Rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase agreements

	09.30.21	12.31.20
Amounts receivable for reverse repurchase transactions of BCRA Liquidity bills with the BCRA	108,759,644	67,366,726
TOTAL	108,759,644	67,366,726

8.	Other financial assets

The breakdown of other financial assets is as follows:

	09.30.21	12.31.20

Measured at amortized cost

Financial debtors from spot transactions pending settlement	8,068,874	1,526,253
Other receivables	5,713,364	6,420,628
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	3,144,632	3,577,437
Non-financial debtors from spot transactions pending settlement	1,266,938	142,777
Other	96,827	188,758
	18,290,635	11,855,853

Allowance for loan losses (Exhibit R)	(264,953)	(352,321)

TOTAL	18,025,682	11,503,532

9.	Loans and other financing

The Bank keeps loans and other financing under a business model for the purposes of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.21	12.31.20

Credit Cards	138,341,993	156,864,926
Consumer loans	35,622,100	38,411,314
Discounted instruments	23,011,178	26,182,472
Mortgage loans	21,636,434	22,934,622
Overdrafts	21,187,330	23,845,983
Unsecured instruments	17,862,584	20,135,693
Loans for the prefinancing and financing of exports	16,099,588	21,885,672
Other financial institutions	9,682,723	9,154,717
Pledge loans	4,428,465	3,591,108
Loans to personnel	2,728,356	2,916,303
Receivables from finance leases	2,559,903	2,242,155
Intruments purchased	987,926	1,355,477
Non-financial government sector	686	699
BCRA	-	8,224
Other financing	33,608,681	53,999,325
	327,757,947	383,528,690

Allowance for loan losses (Exhibit R)	(15,838,842)	(17,538,879)
TOTAL	311,919,105	365,989,811

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (lease- purchase agreement) and the current value of the minimum payments to be received thereunder:

	09.30.21		12.31.20
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,362,966	763,167	1,448,224	972,489
From 1 to 2 years	1,109,406	658,845	885,878	576,594
From 2 to 3 years	951,803	672,937	574,715	410,272
From 3 to 4 years	613,864	457,527	375,984	282,800
From 4 to 5 years	10,062	7,427	-	-

TOTAL	4,048,101	2,559,903	3,284,801	2,242,155

Principal		2,488,327		2,175,278
Interest accrued		71,576		66,877
TOTAL		2,559,903		2,242,155

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate condensed interim financial statements. The reconciliation of the information included in those Exhibits to the accounting balances is included below.

	09.30.21	12.31.20

Total Exhibits B and C	333,107,856	391,523,740
Plus:
BCRA	-	8,224
Loans to personnel	2,728,356	2,916,303
Accrued interest and other items receivable from financial assets with credit value impairment	-	192,116
Less:
Allowance for loan losses (Exhibit R)	(15,838,842)	(17,538,879)
Adjustments for effective interest rate	(1,497,575)	(1,390,315)
Corporate bonds	(616,074)	(396,296)
Loan commitments	(5,964,616)	(9,325,082)
Total loans and other financing	311,919,105	365,989,811

Note 47.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2021 and December 31, 2020, the Bank holds the loan commitments recognized in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.21	12.31.20
Guarantees granted	2,935,808	1,026,012
Documentary credits	2,236,914	7,087,703
Overdrafts and receivables agreed not used	768,779	1,124,511
Liabilities related to foreign trade transactions	23,115	86,856
	5,964,616	9,325,082

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	09.30.21	12.31.20

Government securities	19,513,734	-
Corporate bonds under credit recovery transactions	29	114
	19,513,763	114

Allowance for loan losses - Private securities (Exhibit R)	(29)	(114)

TOTAL	19,513,734	-

b) Financial assets measured at fair value through OCI

	09.30.21	12.31.20

BCRA Liquidity Bills	115,439,146	123,105,292
Government securities	37,788,252	41,707,577
Private securities - Corporate bonds	579,785	357,460

	153,807,183	165,170,329

Allowance for loan losses - Private securities (Exhibit R) (1)	(15,290)	(123)

TOTAL	153,791,893	165,170,206

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

11.	Financial assets pledged as collateral

As of September 30, 2021 and December 31, 2020, the Bank has pledged as collateral the following financial assets:

		09.30.21	12.31.20

BCRA - Special guarantee accounts (Note 42.1)	(1)	4,682,651	6,236,772
Guarantee trust - USD	(4)	4,120,157	4,809,037
Deposits as collateral	(3)	3,722,514	3,981,462
Guarantee trust - Government securities at fair value through OCI	(2)	3,485,435	9,504,832
TOTAL		16,010,757	24,532,103

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions of MAE and BYMA.

12.	Income Tax:

a)	Current income tax assets

Breakdown is as follows:

	09.30.21	12.31.20

Income tax credit	1,937,611	-
	1,937,611	-

b)	Current income tax liabilities

Breakdown is as follows:

	09.30.21	12.31.20

Income tax provision	-	13,644,458
Advances	-	(8,718,642)
Collections and withholdings	-	2,410
	-	4,928,226

c)	Income tax

Breakdown of income tax benefit / (expense):

	09.30.21	09.30.20

Current tax	7,029,277	(11,505,411)
Deferred tax	(4,420,173)	3,129,329
	2,609,104	(8,376,082)

The income tax benefit for the period ended September 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in “Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 15.c) to the consolidated condensed interim financial statements.

The Bank’s effective tax rate for the period ended September 30, 2020 was 36%.

The policy on the recognition of income tax for interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	09.30.21	12.31.20

Prisma Medios de Pago S.A. (Note 16 to the consolidated condensed interim financial statements)	1,796,979	3,058,651
Private securities - Shares of other non-controlled companies	311,802	397,553
TOTAL	2,108,781	3,456,204

13.2 Investments in equity instruments through other comprehensive income

	09.30.21	12.31.20

Banco Latinoaméricano de Exportaciones S.A.	35,020	37,274
Other	1,479	1,758
TOTAL	36,499	39,032

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.21	12.31.20

Volkswagen Financial Services Compañía Financiera S.A.	1,886,441	1,908,181
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	1,257,884	1,972,453
PSA Finance Arg. Cía. Financiera S.A.	1,054,625	1,063,136
Rombo Compañía Financiera S.A.	789,318	1,036,728
BBVA Consolidar Seguros S.A.	692,900	609,977
Interbanking S.A.	290,205	226,555
Play Digital S.A.	169,234	101,890
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	23,057	37,296
Openpay Argentina S.A.	12,066	-

TOTAL	6,175,730	6,956,216

15.	Property and equipment

	09.30.21	12.31.20

Real estate	32,047,111	31,972,743
Furniture and facilities	6,378,784	6,717,307
Right of use of leased real estate (Note 25)	3,255,357	3,623,515
Machinery and equipment	2,013,985	2,928,399
Constructions in progress	747,336	885,989
Vehicles	82,348	66,789
TOTAL	44,524,921	46,194,742

Detailed information on assets and lease liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

16.	Intangible assets

	09.30.21	12.31.20

Licenses - Software	2,834,919	2,126,899
TOTAL	2,834,919	2,126,899

17.	Other non-financial assets

	09.30.21	12.31.20

Prepayments	3,143,805	5,989,117
Investment properties	2,552,605	2,588,871
Tax advances	566,353	2,134,345
Advances to supplier of goods	502,063	429,796
Other miscellaneous assets	176,527	322,314
Assets acquired as security for loans	9,029	18,381
Advances to personnel	2,991	517,152
Other	486,476	49,912
TOTAL	7,439,849	12,049,888

Investment property includes real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes certain group of real property assets located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	09.30.21	12.31.20

Property and equipment held for sale	309,438	309,438

TOTAL	309,438	309,438

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.21	12.31.20

Non-financial government sector	10,204,732	7,708,558
Financial sector	317,098	1,530,752
Non-financial private sector and residents abroad	618,894,818	643,379,227
Savings accounts	252,646,681	282,084,595
Time deposits	170,390,518	161,679,452
Checking accounts	138,426,317	154,207,875
Investment accounts	51,428,138	38,217,738
Other	6,003,164	7,189,567
TOTAL	629,416,648	652,618,537

20.	Liabilities at fair value through profit or loss

	09.30.21	12.31.20

Obligations from government securities transactions	47,338	-
TOTAL	47,338	-

21.	Other financial liabilities

	09.30.21	12.31.20

Obligations from financing of purchases	31,781,199	34,331,527
Payables from foreign currency spot purchases pending settlement	8,278,147	198,598
Collections and other transactions on behalf of third parties	4,366,809	5,547,234
Lease liabilities (Note 25)	2,925,058	4,027,601
Payment orders pending credit	2,746,447	2,600,298
Credit balance for spot purchases or sales pending settlement	510,330	1,152,432
Accrued commissions payable	74,018	56,895
Other	3,075,735	4,850,305
TOTAL	53,757,743	52,764,890

22.	Financing received from the BCRA and other financial institutions

	09.30.21	12.31.20

Foreign financial institutions	3,029,709	2,315,837
Local financial institutions	654,287	4,620,284
BCRA	31,647	39,015
TOTAL	3,715,643	6,975,136

23.	Corporate bonds issued

No transactions were accounted for in this period.

24.	Other non-financial liabilities

	09.30.21	12.31.20

Cash dividends payables (1)	21,500,000	19,858,896
Miscellaneous creditors	10,629,405	12,143,046
Short-term personnel benefits	7,949,634	6,728,425
Advances collected	7,095,925	6,211,224
Other collections and withholdings	6,210,889	7,061,762
Other taxes payable	2,164,094	1,185,324
Social security payment orders pending settlement	610,012	136,053
Long-term personnel benefits	510,940	537,914
For contract liabilities	369,319	548,408
Other	419,410	8,163
TOTAL	57,459,628	54,419,215

(1) See Note 30 to the consolidated condensed interim financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of September 30, 2021 and December 31, 2020.

Rights of use under leases

	Initial			Depreciation			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.21	Increases	Decreases	as of 01.01.21	Decreases	Period (1)	09.30.21

Leased real property	5,544,917	610,274	299,141	1,921,402	5,192	684,483	3,255,357

(1) See Note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.21	12.31.20

Up to 1 year	34,464	54,986	89,450	231,694

From 1 to 5 years	1,424,885	242,887	1,667,772	2,677,257

More than 5 years	1,120,873	46,963	1,167,836	1,118,650

			2,925,058	4,027,601

Interest and exchange rate difference recognized in profit or loss

	09.30.21	09.30.20

Other operating expenses
Interest on lease liabilities (Note 38)	(323,027)	(393,059)

Exchange rate difference
Exchange rate gain / (loss) from finance lease	(1,361,684)	(818,523)

Other expenses
Leases (Note 36)	(3,086,632)	(1,874,940)

26.	Share Capital

Share capital information is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	09.30.21	09.30.20

Interest on government securities	36,471,089	33,522,745
Premium on reverse repurchase transactions	24,322,862	2,825,403
Interest on credit card loans	17,282,356	20,098,059
Stabilization Coefficient (CER) clause adjustment	12,216,692	1,097,896
Interest on consumer loans	9,795,455	9,899,650
Purchasing Power Unit (UVA) clause adjustments	9,647,812	8,743,555
Interest on instruments	9,634,794	10,496,277
Interest on other loans	7,262,823	6,790,724
Interest on overdrafts	5,716,819	12,303,148
Interest on loans to the financial sector	2,401,782	2,683,064
Interest on mortgage loans	1,199,724	1,487,948
Interest on pledge loans	1,095,948	505,860
Interest on loans for the prefinancing and financing of exports	719,227	1,606,574
Interest on finance leases	554,597	428,791
Interest on private securities	87,835	6,450
Other	1,827	512,019
TOTAL	138,411,642	113,008,163

28.	Interest expenses

	09.30.21	09.30.20

Interest on time deposits	45,993,655	31,670,571
Interest on checking accounts deposits	9,849,714	1,256,553
Purchasing Power Unit (UVA) clause adjustment	3,278,051	1,025,303
Interest on savings accounts deposits	358,134	262,676
Other liabilities from financial transactions	302,999	2,246,197
Interest on interfinancial loans received	86,388	41,873
Premiums for reverse repurchase agreements	2,354	-
Other	3,811	32,974
TOTAL	59,875,106	36,536,147

29.	Commission income

	09.30.21	09.30.20

From credit cards	13,727,350	11,826,619
Linked to liabilities	11,361,256	12,798,027
From foreign trade and foreign currency transactions	1,431,150	1,274,026
From insurance	1,362,654	1,461,577
Linked to securities	383,840	296,473
Linked to loans	367,880	651,294
From guarantees granted	7,914	2,848
TOTAL	28,642,044	28,310,864

30.	Commission expenses

	09.30.21	09.30.20

For credit and debit cards	11,217,255	13,446,076
For payment of salaries	749,468	895,237
For foreign trade transactions	322,135	271,589
For digital sales services	53,956	428,103
For promotions	47,555	68,092
Linked to transactions with securities	8,876	4,629
Other commission expenses	1,381,522	766,160
TOTAL	13,780,767	15,879,886

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	09.30.21	09.30.20

Income from foreign currency forward transactions	2,491,781	551,735
Income from government securities	2,035,731	4,616,522
Income from interest rate swaps	40,446	102,142
Income from corporate bonds	3,924	72,369
(Loss)/income from private securities	(817,038)	(492,519)
Income from call options taken	-	4,882
Income from put options taken	-	(217)
Other	-	(3,627)
TOTAL	3,754,844	4,851,287

32.	Net (loss) from writing-down assets carried at amortized cost and at fair value through other comprehensive income

	09.30.21	09.30.20

(Loss) from sale of government securities	(94,590)	(2,961,981)
(Loss) from sale of private securities	(486)	(1,436)
TOTAL	(95,076)	(2,963,417)

33.	Foreign exchange and gold gains (losses)

	09.30.21	09.30.20

Income from purchase-sale of foreign currency	4,403,781	6,368,906
Conversion of foreign currency assets and liabilities into pesos	(856,608)	710,625
TOTAL	3,547,173	7,079,531

34.	Other operating income

	09.30.21	09.30.20

Adjustments and interest on miscellaneous receivables	1,742,967	1,738,111
Rental of safe deposit boxes	1,099,789	1,178,047
Loans recovered	946,760	912,934
Debit and credit card commissions	232,478	284,188
Allowances reversed	155,969	161,311
Punitive interest	152,142	117,621
Income from initial recognition of government securities	13,878	-
Other operating income	1,203,047	1,681,035
TOTAL	5,547,030	6,073,247

35.	Personnel benefits

	09.30.21	09.30.20

Salaries	12,624,047	13,213,805
Social security charges	3,734,024	3,658,418
Other short-term personnel benefits	3,647,428	2,993,992
Personnel compensation and bonuses	432,812	399,449
Personnel services	385,704	397,023
Termination personnel benefits (Exhibit J)	44,898	42,039
Other long-term personnel benefits	129,152	23,639
TOTAL	20,998,065	20,728,365

36.	Administrative expenses

	09.30.21	09.30.20

Taxes	4,468,227	4,507,026
Rent (Note 25)	3,086,632	1,874,940
Armored transportation services	2,807,897	1,885,383
Maintenance costs	2,328,189	2,277,311
Advertising	1,055,888	793,148
Administrative expenses	1,873,657	1,635,853
Electricity and communications	984,424	1,066,170
Other fees	789,643	884,409
Security services	690,539	788,095
Insurance	261,359	220,568
Travel expenses	121,605	113,567
Stationery and supplies	38,233	75,155
Fees to Bank Directors and Supervisory Committee	30,285	63,189
Other administrative expenses	2,752,242	2,611,034
TOTAL	21,288,820	18,795,848

37.	Depreciation and amortization

	09.30.21	09.30.20

Depreciation of property and equipment	2,897,847	3,130,845
Amortization of rights of use of leased real property (Note 25)	684,483	674,252
Amortization of intangible assets	132,331	208,927
Depreciation of other assets	45,054	37,017
TOTAL	3,759,715	4,051,041

38.	Other operating expenses

	09.30.21	09.30.20

Turnover tax	10,827,000	7,584,276
Initial loss of loans below market rate	1,201,817	618,722
Other allowances (Exhibit J)	1,059,514	1,478,541
Reorganization expenses (Exhibit J)	796,748	1,028,214
Contribution to the Deposit Guarantee Fund	759,437	699,853
Interest on lease liabilities (Note 25)	323,027	393,059
Claims	113,455	86,793
Other operating expenses	1,624,603	1,556,785
TOTAL	16,705,601	13,446,243

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated condensed interim financial statements as regards restrictions to the payment of dividends.

41.	Restricted assets

As of September 30, 2021 and December 31, 2020, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	09/30/2021	12/31/2020

Argentine Treasury Bonds adjusted by CER Maturity 2023	20,522	38,625
Argentine Treasury Bonds adjusted by CER Maturity 2024	93,240	88,338
	113,762	126,963

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and leases in the amount of 16,010,757 and 24,532,103 as of September 30, 2021 and December 31, 2020, respectively (see Note 11 to these separate condensed interim financial statements).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Item	09.30.21	12.31.20

Balances at the BCRA
BCRA – current account - not restricted	144,364,418	117,708,928
BCRA – special guarantee accounts – restricted (Note 14)	4,682,651	6,236,772

BCRA – social security special accounts – restricted	552,624	-

	149,599,693	123,945,700

Argentina Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	19,513,734	19,830,317

Liquidity Bills - BCRA	119,820,667	123,105,292

TOTAL	288,934,094	266,881,309

42.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	09.30.21	09.30.20

Credit risk	34,515,774	36,484,731
Operational risk	11,188,435	12,498,339
Market risk	139,818	418,790
Paid-in	130,254,633	138,757,275
Surplus	84,410,606	89,355,415

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	09.30.21	12.31.20

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local
Government Securities - In pesos
Discount Treasury Bill, maturity 10-29-2021 ARS	5932	1,275,611	1	1,275,611	-	1,275,611	-	1,275,611
Discount Treasury Bill, maturity 12-31-2021 ARS	5938	522,797	1	522,797	-	522,797	-	522,797
Bonte - Ars - 18,2% maturity 10-01-2021	5318	228,914	1	228,914	-	228,914	-	228,914
National Bond ARS - DESC 12-31-2033 (DICP)	45696/44530	138,000	1	138,000	-	138,000	-	138,000
Discount Treasury Bill, maturity 01-29-2021 ARS	5381	-	1	-	742,280	-	-	-
Treasury Bill, floating rate, maturity 01-29-2021	5387	-	2	-	511,230	-	-	-

Subtotal Government Securities - In pesos		2,165,322		2,165,322	1,253,510	2,165,322	-	2,165,322

Government Securities - In foreign currency
Argentine Bond in USD STEP UP. Maturity 07-09-2030	5921	-	2	-	97	-	-	-
Subtotal Government Securities - In foreign currency		-		-	97	-	-	-

BCRA Bills
Liquidity Bills in pesos, maturity 10-26-2021	13752	4,381,521	2	4,381,521	-	4,381,521	-	4,381,521
Subtotal BCRA Bills		4,381,521		4,381,521	-	4,381,521	-	4,381,521

Private Securities
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	2,250	2	2,250	7,107	2,250	-	2,250
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	-	2	-	29,707	-	-	-
Subtotal Private Securities		2,250		2,250	36,814	2,250	-	2,250

Private Securities - In foreign currency
Corporate Bond YPF Class 9 USD	54659	654	2	654	764	654	-	654

Subtotal Private Securities - In foreign currency		654		654	764	654	-	654

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		6,549,747		6,549,747	1,291,185	6,549,747	-	6,549,747

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

		HOLDING					POSITION
		Fair	Fair	Book	Book		Position with
Account	Identification	value	value	value	value		no options	Options	Final position
			level	09.30.21	12.31.20

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	10,882,892	1	10,882,892	7,803,317		10,882,892	-	10,882,892
Treasury Bills adjusted by CER. Maturity 02-28-2022	5500	6,721,330	1	6,721,330	-		6,721,330	-	6,721,330
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492/81012	5,726,602	1	5,726,602	2,584,170		5,726,602	-	5,726,602
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	5,461,373	1	5,461,373	3,489,543		5,461,373	-	5,461,373
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491/81034	3,790,274	1	3,790,274	4,690,931		3,790,274	-	3,790,274
Treasury Bills adjusted by CER Maturity 05-23-2022	5936	2,277,000	1	2,277,000	-		2,277,000	-	2,277,000
Treasury Bills adjusted by CER Maturity 04-18-2022	5934	1,227,946	1	1,227,946	-		1,227,946	-	1,227,946
Treasury Bills adjusted by CER Maturity 06-30-2022	5940	1,077,500	2	1,077,500	-		1,077,500	-	1,077,500
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	623,335	2	623,335	-		623,335	-	623,335
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-	2	-	19,830,317		-	-	-
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5359	-	1	-	2,504,525		-	-	-
Treasury Bonds adjusted by 2% CER in pesos. Maturity 11-09-2026	5925	-	2	-	718,901		-	-	-
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	5315	-	1	-	85,873		-	-	-

Subtotal Government Securities - In pesos		37,788,252		37,788,252	41,707,577	#	37,788,252	-	37,788,252

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 10-19-2021	13750	20,594,507	2	20,594,507	-		20,594,507	-	20,594,507
BCRA Liquidity Bills in pesos. Maturity 10-21-2021	13751	18,111,852	2	18,111,852	-		18,111,852	-	18,111,852
BCRA Liquidity Bills in pesos. Maturity 10-26-2021	13752	17,569,681	2	17,569,681	-		17,569,681	-	17,569,681
BCRA Liquidity Bills in pesos. Maturity 10-12-2021	13748	13,333,478	2	13,333,478	-		13,333,478	-	13,333,478
BCRA Liquidity Bills in pesos. Maturity 10-14-2021	13749	12,984,877	2	12,984,877	-		12,984,877	-	12,984,877
BCRA Liquidity Bills in pesos. Maturity 10-05-2021	13719	11,940,300	2	11,940,300	-		11,940,300	-	11,940,300
BCRA Liquidity Bills in pesos. Maturity 10-28-2021	13753	11,660,100	2	11,660,100	-		11,660,100	-	11,660,100
BCRA Liquidity Bills in pesos. Maturity 10-07-2021	13747	9,244,351	2	9,244,351	-		9,244,351	-	9,244,351
BCRA Liquidity Bills in pesos. Maturity 01-19-2021	13672	-	2	-	37,586,195		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2021	13668	-	2	-	18,379,046		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2021	13670	-	2	-	16,215,492		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-21-2021	13673	-	2	-	13,390,203		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-26-2021	13674	-	2	-	13,321,708		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-07-2021	13669	-	2	-	8,143,990		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-14-2021	13671	-	2	-	8,092,013		-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-28-2021	13675	-	2	-	7,976,645		-	-	-

Subtotal BCRA Liquidity Bills		115,439,146		115,439,146	123,105,292		115,439,146	-	115,439,146

Private Securities - In pesos
Corporate Bond Ledesma Class 10 maturity 05-27-2022	55500	265,147	2	265,147	-		265,147	-	265,147
Corporate Bond Petroquimica Rivadavia Class G floating rate maturity 05-31-2022	55388	77,683	3	77,683	-		77,683	-	77,683
Corporate Bond PAN AMERICAN ENERGY, S.L. SUCURSAL ARGENTINA	54816	-		-	357,460		-	-	-

Subtotal Private Securities In pesos		342,830		342,830	357,460		342,830	-	342,830

Private Securities - In foreign currency
Corporate Bond Molinos Agro SA USD Link Maturity 05-18-2023	55364	149,223	3	149,223	-		149,223	-	149,223
Corporate Bond Oil y Gas maturity 08-27-2025	55584	87,732	3	87,732	-		87,732	-	87,732
Subtotal Private Securities		236,955		236,955	-		236,955	-	236,955

TOTAL DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OCI		153,807,183		153,807,183	165,170,329		153,807,183	-	153,807,183

MEASURED AT AMORTIZED COST
Government Securities - In Pesos
Argentine Treasury Bond in pesos, at 22% fixed rate, maturity May 2022	5496	19,513,734	2	19,513,734	-		19,513,734	-	19,513,734

Subtotal Government Securities - In pesos		19,513,734		19,513,734	-		19,513,734	-	19,513,734

Private Securities - In pesos
Corporate Bond EXO. S.A.		29		29	114		29	-	29

Subtotal Private Securities - In pesos		29		29	114		29	-	29

TOTAL DEBT SECURITIES MEASURED AT AMORTIZED COST		19,513,763		19,513,763	114		19,513,763	-	19,513,763

TOTAL OTHER DEBT SECURITIES		173,320,946		173,320,946	165,170,443		173,320,946	-	173,320,946

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos
Prisma Medios de Pago S.A. (1)		1,796,979	3	1,796,979	3,058,651		-	1,796,979	1,796,979
BYMA- Bolsas y Mercados Argentina Share		200,625	1	200,625	210,915		200,625	-	200,625
Mercado de Valores de Bs. As. Share		111,177	1	111,177	186,638		111,177	-	111,177
Other		239	2	239	310		239	-	239
Private Securities - In foreign currency

Other		36,260	2	36,260	38,722		36,260	-	36,260
TOTAL EQUITY INSTRUMENTS		2,145,280		2,145,280	3,495,236		348,301	1,796,979	2,145,280

(1) The shareholding of Prisma Medios de Pago S.A. has put options taken over the total position (See note 9 to the Consolidated Condensed Interim Financial Statements).

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO
PERFORMANCE AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21	12.31.20

COMMERCIAL PORTFOLIO

Normal performance	104,167,035	130,237,938
Preferred collaterals and counter-guarantees "A"	4,117,703	1,429,331
Preferred collaterals and counter-guarantees "B"	643,619	487,789
No preferred collaterals and counter-guarantees	99,405,713	128,320,818

With special follow-up	96	323,346
Under observation	96	323,346
Preferred collaterals and counter-guaranteed "B"	-	1,046
No preferred collaterals and counter-guarantees	96	322,300

Troubled	523,500	2,571,050
No preferred collaterals and counter-guarantees	523,500	2,571,050

With high risk of insolvency	146,839	107
No preferred collaterals and counter-guarantees	146,839	107

Uncollectible	1,745,724	449,902
Preferred collaterals and counter-guarantees "A"	-	13,594
Preferred collaterals and counter-guarantees "B"	160,188	219,953
No preferred collaterals and counter-guarantees	1,585,536	216,355

TOTAL	106,583,194	133,582,343

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO
PERFORMANCE AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21	12.31.20

CONSUMER AND HOUSING PORTFOLIO

Normal performance	217,655,166	254,987,682
Preferred collaterals and counter-guarantees "A"	107,043	80,867
Preferred collaterals and counter-guarantees "B"	24,931,749	26,483,059
No preferred collaterals and counter-guarantees	192,616,374	228,423,756

Low risk	2,565,361	339,508
Preferred collaterals and counter-guarantees "B"	154,763	30,150
No preferred collaterals and counter-guarantees	2,410,598	309,358

Low risk - with special follow-up	134,010	90,965
Preferred collaterals and counter-guarantees "B"	87	-
No preferred collaterals and counter-guarantees	133,923	90,965

Medium risk	2,878,518	1,286,745
Preferred collaterals and counter-guarantees "A"	40	-
Preferred collaterals and counter-guarantees "B"	109,147	17,121
No preferred collaterals and counter-guarantees	2,769,331	1,269,624

High risk	3,020,256	883,748
Preferred collaterals and counter-guarantees "B"	69,742	45,011
No preferred collaterals and counter-guarantees	2,950,514	838,737

Uncollectible	271,351	352,749
Preferred collaterals and counter-guarantees "A"	2,482	18
Preferred collaterals and counter-guarantees "B"	46,734	68,279
No preferred collaterals and counter-guarantees	222,135	284,452

TOTAL	226,524,662	257,941,397

TOTAL GENERAL	333,107,856	391,523,740

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	34,081,117	10.23%	50,309,069	12.85%
50 following largest customers	40,635,735	12.20%	46,457,717	11.87%
100 following largest customers	18,424,115	5.53%	20,844,334	5.32%
All other customers	239,966,889	72.04%	273,912,620	69.96%

TOTAL	333,107,856	100.00%	391,523,740	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF SEPTEMBER 30, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements) (1)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	686	-	-	-	-	-	686
Financial sector	-	1,351,416	1,782,934	2,285,676	2,996,189	2,952,638	1,145,690	12,514,543
Non-financial private sector
and residents abroad	7,371,498	151,316,448	36,410,837	32,331,704	34,533,120	31,251,123	53,808,180	347,022,910

TOTAL	7,371,498	152,668,550	38,193,771	34,617,380	37,529,309	34,203,761	54,953,870	359,538,139

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF SEPTMEBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21		12.31.20
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	63,316,708	10.06%	62,171,543	9.53%

50 following largest customers	65,995,168	10.49%	55,063,291	8.44%

100 following largest customers	28,738,666	4.57%	34,862,507	5.34%

All other customers	471,366,106	74.88%	500,521,196	76.69%

TOTAL	629,416,648	100.00%	652,618,537	100.00%

							EXHIBIT I

(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	552,768,013	53,594,556	35,670,322	423,549	23,696	224	642,480,360
Non.-financial government sector	10,081,576	160,023	944	-	-	-	10,242,543
Financial sector	317,098	-	-	-	-	-	317,098
Non-financial private sector and residents abroad	542,369,339	53,434,533	35,669,378	423,549	23,696	224	631,920,719
Liabilities at fair value through profit or loss	47,338	-	-	-	-	-	47,338
Derivative instruments	351,555	-	-	-	-	-	351,555
Other financial liabilities	53,605,619	241,197	332,684	604,797	940,921	3,485,735	59,210,953
Financing received from the BCRA and other financial institutions	1,705,188	2,013,028	-	-	-	-	3,718,216

TOTAL	608,477,713	55,848,781	36,003,006	1,028,346	964,617	3,485,959	705,808,422

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

									EXHIBIT J

PROVISIONS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

					Decreases
	Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
		at the beginning	Increases		Reversals		Uses		as of 09.30.21
		of the year

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	1,868,919	74,058	(1)(5)	-		-	(538,271)	1,404,706

	- For administrative, disciplinary and criminal penalties	6,848	-		-		-	(1,848)	5,000

	- Provisions for reorganization	2,779,098	796,748	(4)	86,799		2,200,179	(670,201)	618,667

	- Provisions for termination plans	194,406	44,898	(2)	-		-	(56,274)	183,030

	- Other	10,786,041	998,506	(3)	6,163,821	(6)	361,651	(2,283,965)	2,975,110

	TOTAL PROVISIONS	15,635,312	1,914,210		6,250,620		2,561,830	(3,550,559)	5,186,513

(1)	Set up in compliance with the provisions of Communication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private health care.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA
(4)	See Note 27 to the Consolidated Condensed Interim Financial Statements.
(5)	It includes an increase of 13,050 for exchange differences in foreign currency provisions for contingent commitments.
(6)	It includes 6,094,659 for tax provision reversals (see Note 15.c) to the Consolidated Condensed Financial Statements) recorded under Income Tax.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

ACCOUNTS	TOTAL	AS OF 09.30.21 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	09.30.21	Dollar	Euro	Real	Other	12.31.20

Cash and deposits in banks	151,324,666	146,240,993	4,755,846	37,457	290,370	157,422,910
Debt securities at fair value through profit or loss	654	654	-	-	-	861
Other financial assets	3,174,711	3,167,478	7,233	-	-	3,025,855
Loans and other financing	24,987,185	24,966,346	20,839	-	-	38,249,994
Non-financial government sector	52	52	-	-	-	23
Other financial institutions	158,410	158,410	-	-	-	566,173
Non-financial private sector and residents abroad	24,828,723	24,807,884	20,839	-	-	37,683,798
Other debt securities	236,072	236,072	-	-	-	-
Financial assets pledged as collateral	5,272,819	5,272,819	-	-	-	6,459,789
Investments in equity instruments	36,260	36,260	-	-	-	38,722

TOTAL ASSETS	185,032,367	179,920,622	4,783,918	37,457	290,370	205,198,131

LIABILITIES

Deposits	169,507,689	166,270,788	3,236,901	-	-	188,237,329
Non-financial government sector	4,035,253	4,034,918	335	-	-	3,165,887
Financial sector	51,643	50,758	885	-	-	69,710
Non-financial private sector and residents abroad	165,420,793	162,185,112	3,235,681	-	-	185,001,732
Other financial liabilities	10,614,186	10,041,246	408,047	-	164,893	14,211,313
Financing received from the BCRA and other financial institutions	3,563,904	3,563,904	-	-	-	3,096,261
Other non-financial liabilities	2,124,386	1,375,090	749,296	-	-	1,359,280

TOTAL LIABILITIES	185,810,165	181,251,028	4,394,244	-	164,893	206,904,183

EXHIBIT O

DERIVATIVES
AS OF SEPTEMBER 30, 2021
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

Type of Contract	Purpose	Underlying	Type of	Scope of	Weighted average	Residual	Weighted average	Amount
	of the	asset	settlement	negotiation or	term	weighted average	term of Differences
	transactions			counterparty	originally agreed	term	Settlement

SWAPS	Financial transactions own account	-	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	11	8	19	540,000

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	7	122,303,009

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	4	2	1	135,173,312

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	3	1	87	4,813,307

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	2	91	90,557,249

OPTIONS	Financial transactions own account	Private securities	With delivery of underlying asset	OTC - Residents abroad	34	2	-	1,182,000

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary gain	Balances
	as of 12.31.20	following	FI with significant	FI with credit	(loss)	as of 09.30.21
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	352,321	(12,715)	-	22,412	(97,065)	264,953

Loans and other financing	17,538,879	(13,895)	6,439	3,602,823	(5,295,404)	15,838,842
Other financial institutions	831,533	(255,604)	(180,087)	(4,409)	(150,744)	240,689
Non-financial private sector and residents abroad	16,707,346	241,709	186,526	3,607,232	(5,144,660)	15,598,153
Overdrafts	2,625,935	(123,480)	(681,733)	(953,888)	(389,720)	477,114
Instruments	1,310,834	(252,413)	342,878	24,980	(336,158)	1,090,121
Mortgage loans	235,629	32,833	148,609	24,840	(88,188)	353,723
Pledge loans	87,828	17,372	17,512	(5,233)	(28,097)	89,382
Consumer loans	1,739,564	16,919	269,516	988,800	(601,034)	2,413,765
Credit card loans	7,309,447	369,450	35,450	2,117,728	(2,489,136)	7,342,939
Finance leases	71,425	18,549	16,089	17,744	(27,454)	96,353
Other	3,326,684	162,479	38,205	1,392,261	(1,184,873)	3,734,756

Other debt securities	237	16,079	-	-	(997)	15,319

Contingent commitments	1,868,919	(6,601)	75,707	4,952	(538,271)	1,404,706

TOTAL ALLOWANCES	19,760,356	(17,132)	82,146	3,630,187	(5,931,737)	17,523,820

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of
Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the separate condensed interim financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the separate condensed statement of financial position as of September 30, 2021, the separate condensed statements of income and other comprehensive income for the three- and the nine-month periods then ended, and the separate condensed statement of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2021, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards ("IFRS") and, particularly, for interim financial statements, on International Accounting Standard 34 "Interim Financial Reporting" (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these separate condensed interim financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate condensed interim financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate condensed interim financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying separate condensed interim financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying separate condensed interim financial statements:

-	As explained in Note 2 to the accompanying separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in certain aspects described in Notes 2.a), 2.b) and 2.c).

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)	The accompanying separate condensed interim financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal;
b)	As of September 30, 2021, as disclosed in Note 2 to the accompanying financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV), and
c)	As of September 30, 2021, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 391,598,690, no amounts being due as of that date.

City of Buenos Aires, Noviembre 24, 2021. KPMG Mauricio G. Eidelstein Partner

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of September 30, 2021, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the nine-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of September 30, 2021, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows as of such date, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on November 24, 2021, issued their limited review report on the interim financial statements as of September 30, 2021, including an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the nine-month period ended September 30, 2021 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in certain aspects described in Notes 2.a), 2.b) and 2.c).

5.	Information Required by Applicable Provisions

We hereby report that in accordance with applicable standards in force, the enclosed condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records also pending transcription into the Daily Ledger.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that any member of the Supervisory Committee is expressly authorized to individually sign, on its behalf, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, November 24, 2021

ALEJANDRO MOSQUERA ATTORNEY
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

SEPTEMBER 30, 2021

(Consolidated, (Stated in thousands of pesos in constant currency– Note 3 to the consolidated condensed interim financial statements)

These consolidated condensed interim financial statements as of September 30, 2021 and for the nine-month period then ended are prepared pursuant to the financial reporting framework established by the BCRA pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of September 30, 2021 and December 31, 2020 would have been reduced by 5,632,064 and 6,064,712, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of September 30, 2021 and December 31, 2020 (see Note 16 to these consolidated condensed interim financial statements).

Additionally, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on “Investments in Equity Instruments” by 1,960,802 (decrease) and “Unappropriated retained earnings” by 1,372,555 (net decrease in deferred income tax) in the comparative consolidated condensed statement of financial position and in the comparative consolidated condensed statement of changes in shareholders’ equity as of December 31, 2020.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

c)	Memorandum No. 6/2017 on income tax reassessment

On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax by applying the inflation adjustment for tax purposes. Had the IFRS treatment been applied, liabilities would have decreased by 7,460,205 as of December 31, 2020 as a result of the reassessment of income tax for fiscal years 2016, 2017 and 2018.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the financial reporting framework set forth by the BCRA as of September 30, 2021 and December 31, 2020.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2021, the Entity's total assets, liabilities and shareholders' equity amounted to 914,205,994; 765,802,601; and 148,403,393; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.7 million active customers as of September 30, 2021. That network includes 243 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 883 ATMs, 851 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,888 employees, including 98 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees as of the end of the month, including permanent, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 327,318,122 as of September 30, 2021, showing a 14.44% decrease as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, pledge loans have experienced the most remarkable growth, having increased by 3.46% compared to September 30, 2020.

BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.08% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 2.54%, with a coverage level (total allowances/irregular performance) of 181.76% as of September 30, 2021.

The exposure for securities as of September 30, 2021 totaled $ 288,615,018, including repos.

In terms of liabilities, customers’ resources totaled $ 630,776,028, with a 3.53% increase over the last twelve months.

BBVA Argentina S.A. consolidated market share in private deposits reached 7.02% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

Breakdown of changes in the main income/loss items

BBVA Argentina S.A. recorded an accumulated profit of 14,875,648 as of September 30, 2021, representing a return on average shareholders' equity of 9.56%, a return on average assets of 1.64%, and a return on average liabilities of 1.98%.

Accumulated net interest income totaled 81,898,211, up by 2.52% compared to September 2020. Such increase was mainly driven by an increase in interest income for reverse repurchase transactions with the BCRA, Premiums for reverse repurchase transactions with the financial sector and Interest for other pledge loans.

Accumulated net commission income totaled 16,187,500 accounting for a 25.21% increase compared to September 2020. This increase is mainly due to lower commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 43,100,882, up by 6.89% vis-a-vis September 2020. This increase was attributable to higher Other long-term benefits and an increase in insurance and rentals.

Outlook

The conflicts and inconveniences generated by the COVID-19 pandemic began to cease in the third quarter of 2021, thanks to the progress in vaccination campaigns and the drop in cases. However, there is uncertainty as to the current political framework in the midst of an electoral process, and definitions to be made regarding the country's economic plan linked to the agreement with the International Monetary Fund.

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes that it remains competitively positioned to face these challenges. The Bank records low funding costs thanks to the proper composition of the type of deposit, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

The Bank's digital transformation took hold during this quarter and is beginning to show signs of stabilization. Customers’ satisfaction shows that we are on the right track to maintain and continue consolidating our competitive position in the financial system.

As of September 2021, the share of digital customers rose to 74%, up from 71% as of the same quarter of the prior year, while the share of mobile customers increased from 59% in 2020 to 63% in 2021.

This trend is stabilizing in light of the fact that the pandemic led to a sharp increase in customers’ adoption of digital channels.

The Bank will seek to maintain its strength as long as the remaining uncertainty remains. To such end, the Bank primarily relies on transactional funding and on its strong organic generation of capital.

As it relates to responsible banking, and as part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection. As part of its commitment to the Sustainable Development Goals (SDGs), BBVA Argentina joined the Argentine Business Council for Sustainable Development, the local division of the World Business Council for Sustainable Development (WBCSD).

Information not Covered by the Audit Report on the Consolidated Condensed Interim Financial Statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21	09.30.20	09.30.19

Total Assets	914,205,994	899,330,570	889,365,950

Total Liabilities	765,802,601	736,657,293	746,292,938

Shareholders' Equity	145,516,577	159,602,293	137,900,453

Minority Interest	2,886,816	3,070,984	5,172,559

Total Liabilities + Shareholders' Equity +
Minority Interest	914,205,994	899,330,570	889,365,950

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21	09.30.20	09.30.19

Net interest income	81,898,211	79,886,037	91,594,841

Net commission income	16,187,500	12,928,253	12,081,984

Net income from measurement of financial instruments at fair value through profit or loss	4,164,870	5,152,685	15,145,126
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(95,076)	(2,963,417)	(90,824)
Foreign currency quotation differences	3,547,763	7,059,642	14,769,005
Other operating income	5,438,375	5,958,312	22,081,026
Loan loss provision	(7,098,384)	(8,564,805)	(17,630,934)

Net operating income	104,043,259	99,456,707	137,950,224

Personnel benefits	(21,411,217)	(21,175,433)	(23,078,175)
Administrative expenses	(21,689,665)	(19,146,034)	(18,798,125)
Asset depreciation and impairment	(3,790,285)	(4,083,651)	(4,892,468)
Other operating expenses	(17,578,300)	(14,155,676)	(30,145,827)

Operating income	39,573,792	40,895,913	61,035,629

Income from associates and joint ventures	66,212	341,133	251,642

Loss from net monetary position	(26,984,894)	(17,617,723)	(14,307,684)

Income before income tax from continuing activities	12,655,110	23,619,323	46,979,587

Income tax from continuing activities	2,220,538	(8,903,335)	(12,028,839)

Net income from continuing activities	14,875,648	14,715,988	34,950,748

Net income for the period	14,875,648	14,715,988	34,950,748

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(Stated in thousands of pesos in constant currency - Note 3 to the consolidated condensed interim financial statements)

	09.30.21	09.30.20	09.30.19

Net cash generated by/ (used in) operating activities	75,300,121	(43,436,549)	(35,624,239)

Net cash (used in)/generated by investing activities	(2,367,208)	(1,600,390)	1,831,684

Net cash used in financing activities	(5,040,025)	(9,534,655)	(8,745,031)

Effect of exchange rate changes	(13,952,254)	12,052,636	33,645,772

Effect of monetary income/(loss) on cash and cash equivalents	(65,002,168)	(45,777,006)	(79,084,997)

Total cash generated by during the period	(11,061,534)	(88,295,964)	(87,976,811)

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL PERIODS
(variation of balances over the same period of the previous fiscal period)

	09.30.21 / 09.30.20	09.30.20 / 09.30.19

Total loans	-14.44%	-10.73%

Total deposits	3.53%	6.54%

Income/(loss)	1.08%	-57.90%

Shareholders' Equity	-8.77%	13.70%

COMPARATIVE RATIOS
WITH PREVIOUS FISCAL PERIODS

	09.30.21	09.30.20	09.30.19

Solvency (a)	19.38%	22.08%	19.17%

Liquidity (b)	76.94%	66.04%	64.25%

Tied-up capital (c)	34.09%	31.53%	38.88%

Indebtedness (d)	5.16	4.53	5.22

(a) Shareholders’ Equity/Liabilities (includes non.-controlling interests)

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities (includes non-controlling interests)/Shareholders’ Equity.